[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 24, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Perry J. Hinden, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:       Lions Gate Entertainment Corp.

            Definitive Proxy Statement on Schedule 14A filed November 19, 2010

            File No. 001-14880

Dear Mr. Hinden:

On behalf of our client, Lions Gate Entertainment Corp. (the “Company”), we are responding to the question of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced proxy statement (the “Proxy Statement”), concerning whether the Company’s the filing of a definitive proxy statement without filing a preliminary proxy statement was consistent with Exchange Act Rule 14a-6.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

 November 24, 2010

Response:  The Company believes that they were not required by Exchange Act Rule 14a-6(a) to file a preliminary proxy statement.  The only matters to be acted upon at the annual meeting to which the proxy relates are the election of the Company’s directors and the election, approval or ratification of the Company’s accountants.  The Company recognizes that the exclusions set forth in Exchange Act Rule 14a-6(a) are not available if the registrant comments upon or refers to a solicitation in opposition, which the proxy statement does not.  The Company also recognizes that in a telephone interpretation the Staff has stated that if a registrant knows, or reasonably should know, of the solicitation in opposition, then it should include such information in the proxy statement and file the proxy statement in preliminary form.   At the time of the filing of the proxy statement, Mr. Carl C. Icahn and persons affiliated with him (collectively, “Icahn”) had an outstanding tender offer to purchase shares of the company; however had not commenced a solicitation in opposition.   For the reasons stated below, the Company does not believe that it is reasonable to conclude that the Company knows Icahn will in fact make any solicitation in opposition.

In fact, in a proceeding in the Appeal Court of British Columbia on November 4 to expedite an appeal, Icahn’s counsel stated that “Frankly, if [Icahn] loses the appeal he’s not going to compete.”  The transcript of this proceeding is attached as Exhibit A (the quoted sentence is found on page 8, lines 34 and 35).  Icahn subsequently lost that motion to expedite the appeal to be decided prior to the Company’s annual meeting.

Icahn has interacted repeatedly with the Company over the last several weeks to attempt to settle with the Company and in the course of those conversations has offered to withdraw his pending tender offer and enter into standstill arrangements, including committing not to engage in any proxy contest.  Indeed, Icahn recently asked the Company privately to delay its proxy statement and shareholder meeting to permit further settlement discussions.  The Company’s understanding from these discussions is that at the time of the filing of the proxy, Icahn was seeking an amicable resolution rather than a solicitation in opposition.

Moreover, it is not clear to the Company which if any Company nominees Icahn opposes from the Company’s slate of nominees.  In the discussions with the Company regarding possible strategic opportunities with respect to Metro-Goldwyn-Mayer Studios Inc. (“MGM”), Icahn has expressed interest in having the Company’s management run MGM following a possible takeover and having the Company’s CEO remain on the board of the combined company.

As of the date of this letter, Icahn still has not commenced a solicitation in opposition, notwithstanding that Icahn has been aware that the Company’s meeting is scheduled for December 14 and that there is limited time remaining to solicit proxies in opposition given the upcoming Thanksgiving Day holiday.

 November 24, 2010

The Company notes that while Icahn has made public statements about the possibility of a proxy contest, he has been making such statements and filings for nearly two years without engaging in any solicitation in opposition.  For example, on February 23, 2009, Icahn filed a Schedule 13D stating that he “may seek to add nominees” and take “action at the [Company's] next annual meeting of shareholders or at a special meeting which [Icahn] may call.”   Notwithstanding these statements, Icahn did not solicit proxies in opposition to the Company’s prior annual meeting nor has Icahn sought to call a special meeting.

The timing of the Company’s proxy statement and meeting were dictated by Canadian law.  Section 182(2) of the British Columbia Business Corporations Act requires that British Columbia corporation’s hold their annual meetings no later than 15 months following the previous year’s annual meeting, which for the Company is December 15, 2010.  The Company was enjoined by a British Columbia court from setting its record date until three business days after the court’s decision in the matter, which was delivered on November 1, 2010.  The transcript of this proceeding as attached as Exhibit B,  and the relevant statement by the court is on page 80, line 47 through page 81, line 2.  On November 5, 2010, the Company set its record date for November 12, the earliest day on which it could comply with New York Stock Exchange rules on notice of record dates.  The Company also began preparation of its proxy statement and, following updates on the potential for a settlement with Icahn, filed the proxy statement with the Commission on November 19.

Based on the above, the Company concluded that there was no solicitation in opposition and that it was accordingly permitted to file its proxy statement in definitive rather than preliminary form under Rule 14a-6(a).

In addition, the Company hereby acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 November 24, 2010

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (212) 403-1314.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

               EXHIBIT B

               Submissions by Mr. Schachter

         1                                            October 15, 2010

         2                                            Vancouver, B.C.

         3

         4               (PROCEEDINGS COMMENCED AT 10:02 A.M.)

         5

         6     THE CLERK:  In the Supreme Court of British Columbia at

         7          Vancouver in chambers, this 15th day of October,

         8          2010, calling the matter of Icahn Partners LP and

         9          others versus Lions Gate Entertainment Corp. and

        10          others, My Lord.

        11     THE COURT:  Mr. Schachter.

        12     MR. SCHACHTER:  Thank you, My Lord.  I wanted to come

        13          back briefly, and forgive me if I -- if I have

        14          made this clear, but I wanted to come back to BCE

        15          just for a moment because unfairness was a

        16          consideration in BCE, but it's not unfairness in

        17          the abstract, it's not unfairness in the air, it's

        18          not looking at a result and saying it's unfair and

        19          therefore there must be a remedy.  That was the

        20          error the Quebec Court of Appeal made.  What is

        21          fundamentally important is to determine whether

        22          there is a reasonable expectation.  It's only then

        23          that the fairness inquiry is relevant.  So it's in

        24          this case Your Lordship would have to find a

        25          reasonable expectation on the part of Mr. Icahn.

        26          You would then have to ask whether that reasonable

        27          expectation was breached and if the breach was

        28          unfair such that there ought to be a remedy.  But

        29          you can't start at the end, consider whether

        30          there's unfairness and then reason, as the Quebec

        31          Court of Appeal did, in error, that there

        32          therefore ought to be a remedy.  So that's the

        33          first point I wanted to address.

        34               The second is this.  I think there was a

        35          question along these lines, is there a space

        36          between a breach of fiduciary duty, or the

        37          fulfilment of your fiduciary duty, and a breach of

        38          a reasonable expectation?  Is there a space there

        39          where the directors could be fulfilling their

        40          breach of -- their fiduciary duty, yet there still

        41          is a breach of a reasonable expectation.  Now, one

        42          can see that hypothetically in a private company,

        43          what one could imagine a circumstance in a private

        44          company.  In BCE, the debenture holders where

        45          there were competing classes, shareholders and

        46          debenture holders, asserted on the basis of public

        47          pronouncements that they had a private expectation

               Submissions by Mr. Schachter

         1          and they sought damages for breach of that.  That

         2          was their primary relief, that they wanted -- they

         3          wanted damages.  But if you look at this, this

         4          particular company, with one class of shares, with

         5          shareholders all similarly situated in terms of

         6          their reasonable expectations, the only reasonable

         7          expectation here is that the directors will

         8          fulfill their fiduciary duties.  There is nothing

         9          outside of that in this case.  That's it.  And

        10          that's why in this case the petitioners can't run

        11          from the decision of this court in Teck, because

        12          Teck speaks to fiduciary duty in a context which

        13          is relevant here, and it has been approved in many

        14          courts.  It is a seminal case on that issue.  You

        15          can't run from it, because as soon as you say the

        16          reasonable expectation is, has there been a breach

        17          of fiduciary duty, you then ask, well, what are

        18          the purposes for which a share issuance power can

        19          be exercised by directors fulfilling that

        20          fiduciary duty?  And that takes you into Teck.

        21              So what the petitioners have to ask

        22          Your Lordship to do is reject the directors'

        23          evidence of their primary purpose and then to say

        24          the law is not the law as pronounced by

        25          Mr. Justice Berger in Teck, that that is not the

        26          law.  And they cannot do that in this case, in my

        27          submission.

        28               I want to ask you to turn just briefly to

        29          tab 21 of my authorities.  And tab 21 is the

        30          Rogers v. MacLean Hunter case.  And as in most of

        31          these cases, it's -- it's not so much the facts

        32          but the principles that are expressed.  And I

        33          wanted to ask you to turn to paragraph 14.  It's

        34          tab 21, paragraph 14.

        35     THE COURT:  Yes.

        36     MR. SCHACHTER:

        37

        38               What has to be recognized is that in a

        39               takeover situation there is a very great

        40               dynamic tension.  The directors of the

        41               acquirer wish to get the target for as little

        42               as possible so as to satisfy their fiduciary

        43               duties for their organization.  Read Icahn.

        44               The directors of the target, if altruistic,

        45               must look to maximizing the long-term

        46               benefits of the target.  However, as both

        47               sides attempt to present themselves to the

               Submissions by Mr. Schachter

         1               public and the quarter regulator, one is

         2               often reminded of two very burly, unshaven,

         3               stubby-fingered wrestlers who then profess

         4               their great and perhaps new-found love for

         5               needlepoint in this legal jousting match.

         6               Heat of the moment or tactical actions

         7               frequently are not able to be neatly

         8               contained in legal concept and duty packages.

         9

        10          And I pause there to say this.  When one looks at

        11          some of the language used, whether it's in text

        12          messages or whether it's Mr. Icahn saying anybody

        13          who threatens my bid is going to be sued, this is

        14          not a tea party.  These parties are dealing with

        15          very serious issues; the directors are dealing

        16          with very serious issues that affect the long-term

        17          benefits of this company.  All right.  I'd ask you

        18          to turn, just to complete the passage in this

        19          case, to paragraph 19 over the page:

        20

        21               It is reasonable that a target board not roll

        22               over and play dead.  If it were completely

        23               passive, it would be soundly criticized for

        24               not doing anything to maximize the situation

        25               for the target organization, whatever it

        26               does, must be reasonable.

        27

        28          And I submit in this case it was.  It was.  If it

        29          translates into having to pay an adequate price,

        30          that's exactly what these directors should be

        31          doing, although I would think the principle is

        32          objective, perspective reasonability.  And then if

        33          you turn to paragraph 22:

        34

        35               Thus far there does not on the record before

        36               me appear to be evidence that the MHO board

        37               is being actuated by a dominant and proper

        38               collateral purpose.

        39

        40          And there's a reference to Teck yet again.  Yet

        41          again.  Now, I observe this:  as crucial as Teck,

        42          the jurisprudence in Teck is, to a case which my

        43          friends have built on improper purpose, what they

        44          have said to Your Lordship is it's not an

        45          oppression case.  That's the point upon which they

        46          distinguish Teck.  It's not an oppression case; it

        47          was decided before the oppression cases.  It's

               Submissions by Mr. Schachter

         1          been cited in oppression cases for the same reason

         2          that it's being cited here.  It is a case which

         3          deals with fiduciary duties and they are very

         4          important here.  And I'll say this:  the case that

         5          my friends rely upon in their authorities,

         6          although they didn't deal with it in their oral

         7          submissions and poll the privy counsel decision,

         8          that wasn't an oppression case either.  So my

         9          friends can't simply say, well, Teck is not an

        10          oppression case.  It bears directly on the burden

        11          of their submission.

        12               So I pause, My Lord, to say that it is not

        13          the law in this province, it is not the law in

        14          this province that a takeover bidder can say you

        15          must not do anything to interfere with me on my

        16          way to the boardroom.  No matter what you think,

        17          no matter what reasonable grounds you may have,

        18          you may not do anything.  It is contrary to your

        19          fiduciary duty.  That is not the law in this

        20          province.  If you examine the written argument of

        21          my friends about reasonable expectations, they do

        22          not resolve into anything more than you must, as

        23          directors, fulfil your fiduciary duties.  And it

        24          is very important in this case to recognize that

        25          that duty is a duty owed to each and every one of

        26          these shareholders.  Each and every one of these

        27          shareholders.  And that the shareholders -- and

        28          it's interesting, I'll come to it, but there's no

        29          other shareholder, there's no other shareholder

        30          complaining here but Mr. Icahn.  He's complaining

        31          about a transaction that, in my respectful

        32          submission, is manifestly to the benefit of all of

        33          the other shareholders, but not him.  And he does

        34          not have a reasonable expectation to any

        35          protection in that regard.  And as BCE makes

        36          plain, I don't think I could torture Your Lordship

        37          by reading it again, but the duty is owed to the

        38          corporation.

        39               If I could ask you to turn to paragraph 42 in

        40          my written submission.  This is after the passage

        41          that I had read to Your Lordship from Welling:

        42

        43               The decision of corporate directors are

        44               complicated and necessarily multifactorial.

        45               The situations they face are demanding and

        46               require their business expertise and

        47               experience.  Their obligation is to act in

               Submissions by Mr. Schachter

         1               the best interests of the company.  As BCE

         2               observes, it must be unfettered, even if the

         3               interests of the shareholders or a

         4               shareholder does not coincide with those

         5               interests.  If the directors have a

         6               reasonable basis for believing that a

         7               defensive measure is required and is in the

         8               best interests of the company, a rule which

         9               would prohibit that purpose would be

        10               inconsistent with their fiduciary obligation

        11               and contrary to the law in this province.

        12

        13          Per Teck, I should add.

        14

        15          I want to deal briefly with the CopperLeaf

        16          decision.  It is a decision that my friends rely

        17          upon and was touched upon briefly by them.  The

        18          decision is at tab 7 of my authorities and it's

        19          interesting to -- to turn to it briefly.  It's at

        20          tab 7.

        21     THE COURT:  Yes.

        22     MR. SCHACHTER:  If you turn to page 3, the structure of

        23          the judgment is to cite the applicable principles

        24          in BCE.  And there's a reference to Maple Leaf

        25          Foods v. Schneider, which I have also referred to

        26          Your Lordship.  But the structure of the judgment

        27          was to go through the legal principles that are at

        28          work here and that is what the court did.  What

        29          happened in that case is that the founder,

        30          Ms. Casey, said in her petition that the insiders,

        31          the insider directors, had entered into a

        32          transaction which diluted her interest by

        33          50 percent.  And they did it in circumstances

        34          where Ms. Casey had antidilution rights which had

        35          expired, but the directors didn't.  And if they

        36          had waited, if they had waited and done this

        37          financing transaction later, those antidilution

        38          rights would also have expired for the rest of

        39          them.  So she was saying, look what you've done to

        40          me, look at the circumstances in which you've done

        41          it.  And if you looked at it bare of context, as

        42          one might have done looking at the petition and

        43          the petitioners' affidavits, you would say, well,

        44          this, it looks like something terribly wrong

        45          happened here.  But in the context that developed,

        46          when the full picture was before the court,

        47          Her Ladyship had no difficulty finding that these

               Submissions by Mr. Schachter

         1          directors had acted honestly and in the best

         2          interests of the company, examining as one would,

         3          the circumstances in order to assess whether the

         4          directors had done so.  And the circumstances

         5          drove only -- only one conclusion.  And the

         6          analysis engaged the business judgment rule and

         7          the -- the other factors that we've already

         8          discussed at some length.

         9               If I could ask you to turn to paragraph 144,

        10          144 in that judgment.  "I have already

        11          outlined" -- 144 on page 16.

        12     THE COURT:  Yes.

        13     MR. SCHACHTER:

        14

        15               I have already outlined the relevant legal

        16               principles.  The fundamental question in an

        17               oppression proceeding is whether the

        18               directors acted in the best interests of the

        19               corporation having regard to all the relevant

        20               considerations, including, but not confined

        21               to, the need to treat affected stakeholders

        22               in a fair manner.

        23                   Thus, the key issue is whether the

        24               individual respondents acted in CopperLeaf's

        25               best interests having regard to all the

        26               relevant considerations in approving the

        27               disputed financing.

        28

        29          And then if you turn to paragraph 152:

        30

        31               The law recognizes that directors are not

        32               precluded from receiving benefits from a

        33               share issuance as long as they acted in good

        34               faith in what they believed to be reasonable

        35               grounds and in the best interests of the

        36               corporation.

        37

        38          And this was a case where the directors received a

        39          benefit by reason of the antidilution protection

        40          that they had.  The law recognizes that directors

        41          are not precluded from receiving benefits from a

        42          share issuance as long as they acted in good faith

        43          and what they believed to be reasonable grounds

        44          and in the best interests of the corporation.

        45               Now, that's not this case, obviously.  This

        46          is a case which engage, no matter how much the

        47          petitioners want to push it to one side, a

               Submissions by Mr. Schachter

         1          deleveraging transaction.  But I show

         2          Your Lordship that position for the structure of

         3          the judgment and for the focus that the court had

         4          on the fundamental question before it.  Did the

         5          directors act honestly and in the best interests

         6          of the company?

         7               If I could ask you to turn to paragraph 48

         8          and 49 of my submission.

         9     THE COURT:  Yes.

        10     MR. SCHACHTER:  I've essentially dealt with

        11          paragraph 48, but in 49 it is asserted by Icahn

        12          that the directors of Lions Gate could have done a

        13          deleveraging transaction at another time and

        14          perhaps on another basis.  That's not the right

        15          question.  It's apparent from all of the

        16          authorities.  The test is whether the commercial

        17          decision made by the directors fall within a range

        18          of reasonable alternatives and whether there were

        19          reasonable grounds for their belief that it was in

        20          the best interests of the company.  The evidence

        21          is that the deleveraging transaction represented a

        22          $100 million US bird in the hand and there was no

        23          assurance it could be done on the same or better

        24          terms in the future, particularly in the state of

        25          the capital markets.

        26              Now, you could also look at it and say, well,

        27          the opportunity -- because it was Mr. Kornitzer

        28          who brought it to the board.  It was Mr. Kornitzer

        29          who brought it to Mr. Burns, saying I'm very --

        30          now very concerned about my investment, given

        31          where Mr. Icahn is, and I'd like to enter into a

        32          note exchange.  And one could look at it and say

        33          that the board, yes, they had a bird in the hand

        34          with the deleveraging transaction, but they were

        35          able to hit two birds with one stone putting it at

        36          best for the petitioners.  They were able to say

        37          we've reduced our debt, which is on all counts

        38          reasonable and in fact a necessary step on the way

        39          to a party A transaction, and they took reasonable

        40          steps to defend themselves and the company, the

        41          company, against a hostile tender, which they are

        42          obliged to do.

        43     MR. GELOWITZ:  My Lord, I'm reluctant to rise on this

        44          point again, but my friend knows perfectly well

        45          there was no bid at the time that this transaction

        46          was considered by the board and approved by the

        47          board.  There was no bid in existence at that

               Submissions by Mr. Schachter

         1          time.

         2     MR. SCHACHTER:  Well, My Lord, my friend would like to

         3          somehow say that you shouldn't be concerned about

         4          the business realities here.

         5     MR. GELOWITZ:  No, just the facts.

         6     MR. SCHACHTER:  No, it's not the facts.  It's the

         7          business realties.  There's a bid on the table at

         8          6:30 in the morning, as soon as the scans go in.

         9          There was a bid that ended on June 30th.

        10     THE COURT:  I'm aware of all those things.

        11     MR. SCHACHTER:  Right.  I mean, the context, the

        12          business reality of the context is I want control

        13          of the company and I'm going to buy as many shares

        14          as I can before this court sets a record date to

        15          put me in the best position possible to do that.

        16               If I could move, then, back for a moment, I

        17          want to deal with the capacity of Mr. Icahn in

        18          these circumstances.  And I touched on it

        19          yesterday, at the end of the day, in reference to

        20          cases that deal with bitter bidders.  And the

        21          point of those cases is really to look at the

        22          reasonable expectations that are to be protected

        23          here.  And if one looks through the lens of a duty

        24          owed to all of the shareholders in respect of this

        25          one class of shares, the one thing that stands out

        26          and separates Mr. Icahn is his bidding capacity.

        27          My friend can say proxy contested, it doesn't

        28          matter.  The reality is it's that capacity.  And

        29          the courts speak to that, because you can see the

        30          tension here between the body of shareholders,

        31          independent shareholders, all of whom don't see

        32          fit to complain about a deleveraging transaction

        33          because it's in their interest, and Mr. Icahn who

        34          says I want you to set it aside because it affects

        35          me and my bid.

        36               So if I can take you first, please, to tab 8

        37          of my authorities, this is the CanWest case at

        38          paragraph 6.  That's tab 8 at paragraph 6.

        39     THE COURT:  Yes.

        40     MR. SCHACHTER:

        41

        42               CanWest applies for relief under the

        43               oppression remedy provision, seeking to have

        44               the preacquisition agreement set aside.  It

        45               submits that the WIC directors have exercised

        46               their powers in a manner that is contrary to

        47               their statutory and fiduciary duties in

               Submissions by Mr. Schachter

         1               takeover bid situations and that this failure

         2               has resulted in prejudice to CanWest as a WIC

         3               shareholder in common with all other WIC

         4               class B shareholders, justifying relief under

         5               the oppression remedy.  WIC and Shaw argue on

         6               the other hand that what the WIC directors

         7               have done is perfectly proper and has

         8               resulted in a competing offer, which is $4.50

         9               per share better than the CanWest offer.

        10

        11          And just to take you to what happened at the end,

        12          the court rejected the assertion of oppression,

        13          the directors had taken steps which resulted in a

        14          higher bid, and that was just fine.  But just

        15          dropping down to the next piece of that passage:

        16

        17               That CanWest --

        18

        19          So it was asserted:

        20

        21               -- was simply a bitter bidder coming to court

        22               because it is unhappy that the WIC board has

        23               successfully initiated an active, live and

        24               successful auction for WIC's shares.

        25                   This is what these proceedings are about.

        26               Is CanWest simply a takeover bid wolf dressed

        27               in the comforting lamb's cloak of an

        28               oppressed shareholder?  Or is the WIC/Shaw

        29               Communications agreement the product of a

        30               flawed directors' process in which an

        31               existing shareholder with "insider"

        32               characteristics has been granted a

        33               combination of inducements that are

        34               unreasonable in their generosity and that are

        35               "auction killing" in nature, thus leading to

        36               a substantial loss of value to shareholders

        37               per share?

        38

        39          So the court described that.  And then if I can

        40          take you forward so you can see how the court

        41          dealt with it.  At paragraph 101, this is the

        42          conclusion:

        43

        44               The oppression remedy exists - in a

        45               significant way, at least - to protect the

        46               reasonable expectations of shareholders.

        47

               Submissions by Mr. Schachter

         1          Now, this is pre BCE and now that point is made

         2          the hallmark, that's the starting point.

         3

         4               I agree that in a hostile bid environment,

         5               the reasonable expectations of the

         6               shareholders as a group is that the target

         7               company's directors and management will take

         8               appropriate steps to maximize shareholder

         9               value.

        10

        11          And then there's the passage I've read to you,

        12          that they're not supposed to roll over and play

        13          dead.

        14

        15               In the same case, however, Mr. Justice Farley

        16               held that relief under statutory oppression

        17               remedy provisions is not available to an

        18               applicant solely in its capacity as bidder.

        19

        20          And I won't read the rest of that paragraph.

        21               Paragraph 103:

        22

        23               In the circumstances of this case, I would

        24               not preclude CanWest from having status as a

        25               complainant shareholder.  This case is

        26               different from that of Rogers, for instance,

        27               where it was clear that the applicant's

        28               conduct was entirely as a bidder and not as a

        29               shareholder.  Here, however, CanWest has

        30               raised issues that go to prejudice on its

        31               part, and on the part of WIC shareholders

        32               generally.

        33

        34          Now, I pause there.  I'm reading that to

        35          Your Lordship because my friends will say

        36          something to that effect, I'm sure.  But if one

        37          looks at the reality of the complaint here in the

        38          context of not having any complaint for good

        39          reason, by any shareholders who are allegedly

        40          similarly positioned, one can see it for what it

        41          is.  I want something that the other shareholders,

        42          the independent shareholders, apparently don't.  I

        43          want you to set aside a transaction that's in

        44          their interest to protect mine.  And the "mine" is

        45          the bidder, the mine is the bidder.  That's the

        46          problem here.

        47               The court went on in this case to say on the

               Submissions by Mr. Schachter

         1          merits that it wasn't satisfied that there should

         2          be any order made in the circumstances.  And in

         3          paragraph 105:

         4

         5               What the Act proscribes is conduct on the

         6               part of directors which is unfairly

         7               prejudicial to, or which unfairly disregards

         8               the interests of, the complainant.  The mere

         9               fact that Shaw - including the impugned break

        10               fee and asset option combination - may be

        11               "prejudicial" to CanWest, ink the sense that

        12               it may create a playing field slightly tilted

        13               away from the first bidder, that's not

        14               sufficient.  The transaction must be

        15               "oppressive" or "unfairly prejudicial" ... or

        16               "unfairly disregard ..."

        17

        18          And so on.

        19               If I could ask you to -- I actually won't

        20          take you to these cases in the interest of time,

        21          but if you wish to make a note, at tab 26 and

        22          tab 22 there are cases to the same effect, and

        23          this -- they're actually referred to in

        24          paragraph 17 of my submission, but I have a case

        25          in this province, Walker.  It talks about the need

        26          for the shareholder to appear qua shareholder

        27          before the court asking for relief.  And I also

        28          refer to Samra, another decision which is to the

        29          same effect.  And I comment on my friend's use of

        30          Samra, which is the reverse of what it stands for.

        31          You can't say I'm here with a unique special

        32          interest to be protected as a bidder.  There is no

        33          reasonable expectation for that as a matter of

        34          law.

        35              And I say, My Lord, at the end of this, and I

        36          have made this point, but if you look at the

        37          transaction, and my friend says don't look at the

        38          effect, I'm going to come to this portion of their

        39          argument, they say they're largely irrelevant, the

        40          benefits of this transaction.  And the reason my

        41          friends are driven to say that is because they

        42          have to rely upon their status as bidder, their

        43          status as bidder for which they have no reasonable

        44          expectation of protection.  That's why they say

        45          don't look at whether this transaction was in the

        46          best interest of everyone else.

        47               The last authority that I'll refer you to,

               Submissions by Mr. Schachter

         1          and it's not referred to in my written

         2          submissions, is Gazit, and that's at tab 10.

         3          Paragraph 54 and 55, tab 10.

         4     THE COURT:  Yes.

         5     MR. SCHACHTER:  And in paragraph 54, the point which I

         6          have already referred to is made.  And then in 55:

         7

         8               Gazit Acquisition is not a shareholder.  It

         9               is solely a bidder, incorporated specifically

        10               for the purpose of making the Gazit offer.

        11

        12          The other:

        13

        14               Gazit (1997) is a shareholder.  In fact, it

        15               is the largest single Centrefund shareholder,

        16               at 10 percent.  However, I am satisfied on

        17               the basis of the record before me that Gazit

        18               (1997) has not launched this application and

        19               the motion for interlocutory relief to

        20               protect its interests as shareholder.

        21               Indeed, Gazit (1997)'s interest as

        22               shareholder has admittedly been maximized.

        23

        24          You could say that here.  The real interest to

        25          shareholder has been maximized.  There's a

        26          potential that there will be an adequate bid

        27          forthcoming.  There is a bid right now and the bid

        28          price was increased, and -- and that is something

        29          directors should be having their -- having their

        30          eye on.  So:

        31

        32               Indeed, Gazit (1997)'s interest as

        33               shareholder has admittedly been maximized in

        34               the course of the takeover bid process.

        35               Rather, it is pursuing its "other personal

        36               interest intimately connected to [the]

        37               transaction," namely its interest as the

        38               parent company of Gazit Acquisition in seeing

        39               that the bid is successfully completed.

        40

        41          So that then brings me to this point in relation

        42          to the bitter bidder.  My friend has said, I am a

        43          proxy contestant, my client is a proxy contestant.

        44          And there is a false equivalence between a proxy

        45          contestant and a takeover bidder.  And in my

        46          respectful submission, there is no business

        47          reality to that distinction in this case.  This is

               Submissions by Mr. Schachter

         1          happening in the context of a takeover bid.  This

         2          is happening in the context of a takeover bid

         3          where my friends are very concerned about a record

         4          date, that the record date be set at a time which

         5          will maximize the efficiency of their takeover

         6          bid.  This is about buying, buying shares in order

         7          to get into the boardroom and protecting that

         8          transaction, in my respectful submission.  And the

         9          paragraph that I'm referencing about business

        10          realties is paragraph 58 of BCE, because when you

        11          go from reasonable expectations, if they're found,

        12          one has to look at the reality of the situation.

        13               Now, I did want to make a very quick

        14          reference to paragraph 129 of my written

        15          submission just to note that in what are described

        16          as unvarnished facts, there is a reference to

        17          being prejudiced in its completion of a tender

        18          offer and to conduct a proxy fight and so on.  And

        19          in my respectful submission, Mr. Icahn has been

        20          candid with the court.  He is going to do anything

        21          in his power to ensure that he is not interfered

        22          with.  And he has been very candid about that.

        23          And the position the petitioners have taken is you

        24          can't do anything.  You are disabled,

        25          straightjacketed from doing anything to deal with

        26          him in that regard.  And in my submission, there

        27          are twin problems here:  no reasonable expectation

        28          and an error, a fundamental error of the law in

        29          relation to what these directors are able to do.

        30               I'm going to turn to another area, but only

        31          briefly, at paragraph 22 of my written submission.

        32          And I'm almost embarrassed to say it because it's

        33          so obvious, but shareholders don't owe a duty to

        34          each other.  They are entitled fully to act in

        35          their self-interest, even if it's contrary to the

        36          interest of another shareholder.  And that -- that

        37          interest is all that MHR was doing in the

        38          circumstances.  From day one, that's all they were

        39          doing.  I'm going to take you to Dr. Rachesky's

        40          affidavit, but that's all they were doing and that

        41          is what they were entitled to do.  I won't -- I

        42          won't spend more time on that.

        43               I want to turn briefly to the business

        44          judgment rule, which is a section of my written

        45          submission at paragraph 23.  And I want to just

        46          note the passages that I have referred to at

        47          paragraphs 25 and 26.  Paragraph 25.  In

               Submissions by Mr. Schachter

         1          oppression cases, it is a frequent complaint that

         2          the directors have acted with haste.  Courts have

         3          recognized that oppression proceedings are highly

         4          fact specific, and contrary to the petitioners'

         5          assertions, there is no standard manual on general

         6          commercial practice specifying how much time for

         7          deliberation is required for any particular

         8          corporate action.  In these circumstances, in

         9          these kinds of circumstances, the court recognizes

        10          that directors have to be flexible, and it's

        11          particularly the case in -- in circumstances like

        12          these.  And I have extracted a passage from the

        13          CanWest case, which I will leave it for

        14          Your Lordship to read, in paragraph 25, and from

        15          the Pente case in paragraph 26.  And I did want to

        16          ask you to turn back in my authorities to tab 8 on

        17          this point.  Tab 8, which is the CanWest case, at

        18          paragraphs 43 and 44.

        19     THE COURT:  Yeah.

        20     MR. SCHACHTER:  Paragraph 43:

        21

        22               The directors' position is not an enviable

        23               one in such circumstances.

        24

        25          This is in the hostile bid circumstance.

        26

        27               Directors and officers of a corporation whose

        28               shares are subject to a hostile takeover bid

        29               face a serious conflict of interest.  Indeed,

        30               we could well conclude that in no other

        31               context is the conflict of interest as

        32               serious as in the takeover situation.  Often

        33               the managers' jobs are at stake.  The

        34               temptation to find that what is best for

        35               oneself is also best for the corporation and

        36               shareholders (for example, to assert that the

        37               company's stock is "undervalued" and that

        38               shareholders will eventually do better if the

        39               pending offer fails), the temptation to spend

        40               corporate resources extravagantly in the

        41               attempt to fend off the raider (it is always

        42               easier to spend other people's money), and

        43               the temptation to sacrifice the shareholders'

        44               interests (as by paying exorbitant amounts of

        45               greenmail), must be overwhelming.  No human

        46               being can be expected to resist such

        47               temptations.

               Submissions by Mr. Schachter

         1

         2               Retaining independent legal and financial

         3               advisors, and the establishment of

         4               independent or special directors' committees

         5               to assess and respond to the hostile bid, are

         6               the classic mechanisms to which boards of

         7               directors have traditionally resorted in

         8               order to cope with their difficult duties and

         9               conflicting positions.  Resorting to these

        10               devices enables the directors to investigate

        11               and consider the circumstances -- including

        12               the triggering bid, and the various

        13               alternatives available to the corporation in

        14               respect of it, having regard to the interests

        15               of the shareholders -- with a degree of

        16               independence.

        17

        18          Now, in this case, most of these directors are

        19          independent, but what they set up is a classic

        20          mechanism for dealing with circumstances like

        21          this.

        22

        23               In the end, they must make a decision and

        24               exercise their judgment in an informed and

        25               independent fashion, after a reasonable

        26               analysis of the situation and acting on a

        27               rational basis with reasonable grounds for

        28               believing that their actions will promote and

        29               maximize shareholder value.

        30

        31          Now, in my respectful position, that is exactly

        32          what was done here.  In circumstances where these

        33          experienced and -- very experienced directors were

        34          exactly live to what they had to deal with.

        35               Now, if I can pause there and note this.  The

        36          purpose of the directors -- the primary purpose of

        37          the directors wasn't challenged directly.  My

        38          friend made a couple of arguments, and they were

        39          new as Mr. Andrews pointed out from the written

        40          submission, saying that the directors had been

        41          deceived as to the three versus the five-day VWAP

        42          and the Steinberg transaction.  And with the --

        43          with respect to my friend, Your Lordship, when you

        44          were first introduced to those arg uments, you

        45          were not taken to all the evidence that dealt with

        46          those two points, those two points which are

        47          frankly, in the scheme of things, not terribly

               Submissions by Mr. Schachter

         1          important anyway.  But when you were taken to the

         2          evidence, it was a baseless suggestion that these

         3          directors were misled, in my respectful

         4          submission.  And so the last point was, well, the

         5          directors weren't told about Burns' motive.  And I

         6          want to take you in respect of that point to the

         7          minutes of the special committee meeting.  And

         8          you'll find them in Mr. Koffman's affidavit, which

         9          is a cerlox.  With my luck it's going to be in a

        10          black binder, but mine is in a cerlox ... do you

        11          have it?

        12               And before I --

        13     THE COURT:  Sorry, what tab?

        14     MR. SCHACHTER:  It's actually not a tab.  It's

        15          page 146.  It's an exhibit.  But all the exhibits

        16          are -- if you look at the top right, you'll see

        17          all the page numbers.

        18     THE COURT:  I'm sorry, mine are tabbed.

        19     MR. SCHACHTER:  Mine isn't tabbed, so ...

        20     THE COURT:  Yes, I have the ... I have the minutes.

        21     MR. SCHACHTER:  I actually -- I intended to mention,

        22          and I've just been reminded to mention it to you,

        23          that in the CanWest case, there was a management

        24          director on the special committee and the court

        25          still found that the process was fine.  That's not

        26          the case here, but the court -- the court is not

        27          looking -- and there's passages in these cases

        28          where the court says we're not going to look at

        29          this with 20/20 hindsight.  These directors are

        30          going to be viewed as trying to do what is

        31          reasonable in the circumstances, in the

        32          circumstances that they were in.

        33               Now, the reason I'm bringing you to the

        34          special committee minutes is because my friend

        35          Mr. Gelowitz said I don't recommend you read these

        36          notes, and I had thought I misheard him, but I'm

        37          told I didn't mishear him.  And I don't understand

        38          why that would be the case, but I'd like to show

        39          you what the special committee considered in

        40          relation to this issue.  And if I could ask you to

        41          turn to -- it'll be page 153.  And it'll be at the

        42          bottom of that page.  So the special committee is

        43          advised that Dr. Rachesky through MHR has an

        44          interest in purchasing the new notes, that's the

        45          preceding paragraph, and then it says this:

        46

        47               Discussion ensued regarding same.  First the

               Submissions by Mr. Schachter

         1               board reviewed and considered the following:

         2               Structure and expediency of the transaction,

         3               in the context of the markets generally, the

         4               company's current debt obligations, the

         5               effect of the transaction on the leverage and

         6               the fluidity of the company in various

         7               scenarios, the effect of the transaction on

         8               Mr. Icahn's holdings.

         9

        10          There is no secret about anything here.  It was

        11          all on the table:

        12

        13               And those of other common shareholders and

        14               the impact of the proposed transaction on the

        15               company, the company shareholders and the

        16               holders of the company's debt obligations,

        17               including the holders of the notes that are

        18               not subject to the transaction.

        19

        20          And generally the board and so on agreed with

        21          management.

        22               Now, that is the board meeting which I have

        23          read to you.  Now, if I can get you to go back to

        24          page 147, which is what I intended to read to

        25          you -- and I can now see why I was having trouble

        26          locating the passage.  147, and it'll be the third

        27          full paragraph.  And this is again after having

        28          the special committee being advised that

        29          Dr. Rachesky was the potential buyer.  Here it is:

        30

        31               Discussion ensued on the proposed transaction

        32               with KCM, including without limitation with

        33               respect to the effect of the transaction on

        34               Mr. Icahn's holdings and those of other

        35               common stockholders.  The potential reactions

        36               of Mr. Icahn and other shareholders,

        37               potential steps that Mr. Icahn might take

        38               given the expiration of the standstill

        39               agreement, the risks related to further

        40               acquisition of the company shares by

        41               Mr. Icahn or by Dr. Rachesky, the flexibility

        42               that KCM, Kornitzer, would have with respect

        43               to holding or transferring the notes or

        44               shares resulting in conversion of the notes

        45               and the benefits of responding to Mr. Icahn's

        46               repeated arguments that the company is

        47               overleveraged and the overall impact on

               Submissions by Mr. Schachter

         1               shareholders in the company of the potential

         2               transaction.

         3

         4          There is nothing that this committee, this special

         5          committee and the board didn't know.  What they

         6          had to do with the facts that they had in front of

         7          them was to form their purpose, which they did,

         8          and then decide whether it was in the best

         9          interests of the company to proceed.  That's what

        10          they did.  And to -- to suggest that -- that these

        11          people did not have what they -- what they needed

        12          in front of them is simply not tenable.

        13               If I could ask you to turn to paragraph 154

        14          and 155 of my written submission -- sorry, 54 and

        15          55.  54 and 55.  You would have false hope that I

        16          was at the end.  This is just the conclusion on

        17          the law and to sum up where we are at this point.

        18          The law in this province is the set of principles

        19          resulting from a reading of Teck in conjunction

        20          with BCE.  The application of these principles to

        21          any reasonable view of the evidence results in a

        22          finding that the directors' purpose was lawful,

        23          that the reasonable expectations of the

        24          shareholders were met, that the court would not

        25          entertain or examine any expectations of the

        26          bidder and that there was therefore not an

        27          oppressive or unfairly prejudicial conduct.  To

        28          conclude otherwise, Icahn must prove that

        29          defending against his bid was the directors'

        30          primary purpose.  But that doesn't suffice.  He

        31          has to go further and show that the directors'

        32          purpose in defeating the bid, even if it was their

        33          primary purpose, was not conceived in good faith

        34          and with a view to the interests of the company

        35          and reasonably grounded.  And that requires you to

        36          reject the evidence of the directors and reject

        37          Teck.  That's the fundamental problem.

        38               I want to take you now to the evidence of

        39          Dr. Rachesky.  And if you -- I don't know what

        40          colour your binder is going to be, but it's --

        41     THE COURT:  I have the chambers records.  Is it in the

        42          chambers --

        43     MR. SCHACHTER:  It's a separate -- I believe it's

        44          separately bound.  That's what my index shows.

        45          And it's about that thick.

        46     THE COURT:  Yes.

        47     MR. SCHACHTER:  I'm going to take you through --

               Submissions by Mr. Schachter

         1          quickly through some of the paragraphs in this

         2          affidavit.  Paragraph 8.  I'll leave the

         3          background for Your Lordship to read.  In

         4          paragraph 8:

         5

         6               MHR through its funds began making

         7               substantial investments in the equity of

         8               Lions Gate in '04 and by '05 had amassed over

         9               5 percent of the outstanding shares.  And MHR

        10               funds continued to acquire stock through

        11               2010.  It is a very significant investment

        12               for the funds, one of the largest equity

        13               positions.  And it made this investment.

        14

        15          Paragraph 10:

        16

        17               In part on MHR's assessment of the market,

        18               the business plan and its positive view of

        19               the capability and experience of the Lions

        20               Gate management and directors.

        21

        22          If you turn to paragraph 21, this is a section of

        23          the -- of the affidavit which deals with the

        24          reason for opposing Mr. Icahn's bid.  And I'll

        25          leave most of that for Your Lordship to read.

        26               In paragraph 24, it's really the conclusion,

        27          supported by what he says before, but he is very

        28          concerned, paragraph 25:

        29

        30               That if Mr. Icahn is successful in obtaining

        31               control, I believe it would be greatly

        32               detrimental to the company and to the value

        33               of MHR's stake going forward.

        34

        35          Now, he is entitled to have that view.

        36               And if I can take you to paragraph 29:

        37

        38               If Icahn were successful in his bid, MHR and

        39               all of the shareholders would be faced with

        40               two unattractive choices:  one, tender the

        41               shares to Icahn at prices that are well below

        42               the intrinsic value of Lions Gate, a value I

        43               fully expect to be realized in the long term

        44               if the current board and management stay the

        45               course in executing Lions Gate business

        46               strategies, or, two, hold the shares and

        47               become a minority investor in an

               Submissions by Mr. Schachter

         1               Icahn-controlled Lions Gate.  In the latter

         2               scenario, Icahn would presumably seek to make

         3               good on his pledge to replace the entire

         4               board and top management with unnamed

         5               individuals other than his son, a rash move

         6               that I believe would be an unmitigated

         7               disaster for this Lions Gate.  As a practical

         8               matter, Icahn's tender offer is coercive

         9               because even though shareholders will likely

        10               agree with Lions Gate that the offer price is

        11               well below fair value, for control of Lions

        12               Gate they may tender anyway rather than

        13               suffer further diminution in value if Icahn

        14               gains control and pursues what I believe to

        15               be a misguided agenda.

        16

        17          Now, my friend will say that the BC Securities

        18          Commission in dealing with the first poison pill

        19          said that it was not coercive, within the language

        20          of the securities commission.  And I'm not

        21          quarrelling with that, but this is Dr. Rachesky's

        22          perspective on how it looks to him as a

        23          shareholder.

        24               And paragraph 36:

        25

        26               From MHR's perspective, the potential

        27               opportunity to acquire a large block of

        28               shares from Kornitzer represented an

        29               interactive investment opportunity.  No

        30               comparable opportunity to acquire such a

        31               substantial stake was then available.  At

        32               that time and since then they charged initial

        33               investment in the company and MHR has been

        34               interested in pursuing the acquisition of

        35               additional Lions Gate securities at

        36               attractive prices in an arm's-length deal

        37               with a willing seller.

        38

        39          Icahn, which was actively trying to acquire his

        40          own share blocks, undoubtedly would have expected

        41          MHR to do so.  They were both trying to do that.

        42          And neither of them had an expectation that they

        43          would be able to do it or that anybody had to sell

        44          to them or that anybody had to deal with them.

        45               Paragraph 51:

        46

        47               One significant effect of converting Lions

               Submissions by Mr. Schachter

         1               Gate notes to equity was to reduce the

         2               company's outstanding debt.  The leveraging

         3               has been a goal of the board and management

         4               and Wall Street analysts and even Mr. Icahn

         5               himself had emphasized the need for Lions

         6               Gate to reduce its debt.  I considered it to

         7               be in the best interest of the company and

         8               more specifically in MHR's economic interest

         9               to reduce the Lions Gate debt.

        10

        11          And then he says he recused himself and so on, and

        12          I won't read the rest.

        13               Paragraph 52:

        14

        15               I was certainly aware that another effect of

        16               MHR's acquisition of Kornitzer's notes and

        17               subsequent conversion into shares of Lions

        18               Gate would be to dilute the holdings of all

        19               shareholders, including Icahn.

        20

        21          You know, I pause here to say this is not a

        22          secret.  It's the most poorly kept secret in the

        23          world.  If you deleverage, there will be dilution.

        24          If there is dilution resulting from a deleveraging

        25          transaction, somebody is going to buy those

        26          shares.  And if those shares, if Kornitzer sells

        27          them to somebody who is supportive of management,

        28          well, there it is.  This is not something that was

        29          unknown to anybody.  It was on the table.  They

        30          had to consider it.

        31               He then carries on:

        32

        33               To the extent that such dilution would reduce

        34               the likelihood that Icahn could acquire Lions

        35               Gate at an unfair price, I viewed it as a

        36               significant additional benefit to all

        37               shareholders other than Icahn, including MHR.

        38               By making it more difficult for Icahn to

        39               acquire control of Lions Gate without paying

        40               a control premium, the purchaser of

        41               Kornitzer's notes enhanced the value of MHR's

        42               position.  Icahn could respond to this

        43               dilution by increasing his bid to a level

        44               that reflected the fair value of Lions Gate

        45               or he could have abandoned his ambition of

        46               taking control of Lions Gate and using the

        47               vernacular, on the cheap.  Either result

               Submissions by Mr. Schachter

         1               would be in MHR's economic interest.  MHR is

         2               not categorically opposed to Icahn, and at

         3               the right price, MHR would even consider

         4               tendering its shares.

         5

         6          And I won't read the rest.

         7               So that -- this evidence is not challenged in

         8          his cross-examination.  He was candid in his

         9          cross-examination, when he was asked questions

        10          about what he wanted to do and why.  My friend

        11          made a comment at some point.  He said it's an

        12          outstanding bout of amnesia, which if you read

        13          this transcript, was not a fair comment.  And then

        14          when Dr. Rachesky actually answered a question

        15          that was favourable, he described it, I think, as

        16          uncharacteristically -- I'm just looking for the

        17          language, whatever it was, uncharacteristically

        18          clear or forthcoming or something to that effect.

        19          This is not fair.  Dr. Rachesky's affidavit and

        20          his cross-examination make it very clear what his

        21          interests were, and that he was pursuing them as a

        22          buyer of these notes if they became available.

        23               If I could -- I see the time, My Lord.  It's

        24          convenient for me at any time.

        25     THE COURT:  Well, let's take the morning break.

        26     THE CLERK:  Order in chambers.  Chambers is adjourned

        27          for the morning recess.

        28

        29          (PROCEEDINGS RECESSED AT 10:59 A.M.)

        30          (PROCEEDINGS RECONVENED AT 11:20 A.M.)

        31

        32     MR. SCHACHTER:  Thank you, My Lord.

        33               I referred earlier in the context of the

        34          bidder issue for the record date.  And

        35          Your Lordship may know, and so forgive me for

        36          this, but the record date is the date set by the

        37          company or those shareholders who can vote at the

        38          annual general meeting.

        39               So in the context of the submission I was

        40          making, if you push the record date out -- if a

        41          bidder pushes it out so that the takeover bid

        42          closes at the last possible date, then you will

        43          have been able to acquire as many shares through

        44          that process as possible before the AGM.

        45               I had referred to the MHR evidence, and if I

        46          could ask you to turn to page 61 of my written

        47          submission, the sequence -- and I'm not going to

               Submissions by Mr. Schachter

         1          belabour this, but the sequence is that Kornitzer

         2          contacts Burns around the 1st of July, and on the

         3          5th, Rachesky is contacted.

         4               And I say in paragraph 61 that MHR had told

         5          Burns about his interest in increasing his stake,

         6          MHR's stake, and in light of its search for

         7          investment opportunities, it's not surprising that

         8          MHR wanted to take advantage of the opportunity if

         9          the terms were acceptable.  And it was interested

        10          in buying blocks of shares and, given the

        11          collective holdings of Icahn and MHR, there

        12          weren't very many of those.  The last block, the

        13          Steinberg block, had gone into Icahn's hands on

        14          July 1st.

        15               So in paragraph 62, Burns told -- and you

        16          have seen the text graphic on this score -- that

        17          Kornitzer was interested in an immediate

        18          transaction and Rachesky, MHR was an obvious

        19          candidate if Kornitzer was prepared to sell those

        20          notes once they were converted.  So MHR responded

        21          and said it was interested and so on.

        22               And I won't take you through paragraph 63 and

        23          64.  You have heard that and you know this.

        24               But -- but the point which I made at the end

        25          of the day yesterday is that, as a buyer, as a

        26          buyer for the MHR funds, the questions that were

        27          asked by Burns, the inquiries he made, were

        28          exactly what he should have been asking, in the

        29          interest of his funds.  And I'm referring to -- I

        30          meant -- I think you knew what I meant.

        31     THE COURT:  I did.

        32     MR. SCHACHTER:  But I didn't say what I meant.

        33               And so the -- what's available, I want all

        34          there is available, and so on is perfectly, in my

        35          submission, understandable.

        36               Now, on the 15th -- so when this starts going

        37          on the 15th, the actual transaction, and there's

        38          drafts, MHR is acting through its counsel because

        39          Dr. Rachesky doesn't come in until close to the

        40          end looking at the business issues.  And I will

        41          take you to that later.  But it's being dealt with

        42          by the lawyers on the MHR side and being dealt

        43          with by the lawyers on the Lions Gate side.  And,

        44          if anything, they are hard at it pursuing their

        45          client's own interests to -- to the frustration of

        46          all principals.  You know, why are the lawyers

        47          doing what they are doing?  We would like to see

               Submissions by Mr. Schachter

         1          if a deal can be done.  But they are hard at, in

         2          an arm's length transaction, working to their

         3          respective clients' interest.  And the disclosure

         4          letter, which my friend Mr. Gelowitz referred to,

         5          is an example.

         6               And I want to make two points.  These aren't

         7          big matters, but the first point is this:  In the

         8          agreement which led to Dr. Rachesky's appointment

         9          to the board, the disclosure letter was something

        10          contemplated because he was a known acquirer of

        11          shares if they became available.  And so he would

        12          be able to ask for that agreement -- which is

        13          Exhibit A to Dr. Rachesky's affidavit.  He would

        14          be able to ask on short notice, 48 hours, for a

        15          letter.  And the letter is I want to know that I

        16          don't have any nonpublic insider information in

        17          respect of the transaction which I'm going to be

        18          engaged in, because you don't want to be offside

        19          that obligation.

        20               And what the company was saying is -- you are

        21          okay and we don't have to put anything out into

        22          the public in order to ensure that you are onside.

        23               And I was concerned that the inference my

        24          friend was asking you to draw was that Lions Gate

        25          somehow acceded to a request, put some information

        26          in the public domain to suit Dr. Rachesky's needs.

        27          That did not happen.  It's a letter, a one-page

        28          letter, which deals with a CD of information which

        29          MHR had asked Lions Gate to confirm that there was

        30          no nonpublic insider information, and the lawyers

        31          were hard at it making sure that both parties were

        32          properly taking care of their clients' interests.

        33          That's all that was.  And it is entirely

        34          appropriate in light of the potential transaction

        35          that was going to take place.

        36               The disclosure letter, if you wish to make a

        37          reference, is attached to the board minutes at

        38          page 195 of Mr. Koffman's affidavit.  And I'm

        39          giving you those page numbers, not the actual

        40          exhibit number.

        41               So if I could ask you to turn in my written

        42          submission to paragraph 69.  On July 18th, MHR's

        43          counsel delivered a simple form of note purchase

        44          agreement to Kornitzer's counsel.  This is the

        45          purchase agreement that -- that would deal with

        46          the acquisition of notes by MHR from Kornitzer.

        47          And the principal economic terms were left blank

               Submissions by Mr. Schachter

         1          and consistent with the term sheets for the note

         2          exchange, which Lions Gate counsel circulated,

         3          drafts of the note purchase agreement, which MHR's

         4          counsel prepared and transmitted, reflected a

         5          potential purchase of notes.  And I have

         6          referenced that 4.9 percent, which is the

         7          standstill.  There was a restriction in the

         8          standstill agreement, which ended on the 19th at

         9          midnight.

        10               And so that -- that was again something that

        11          their respective lawyers, the Kornitzer lawyers on

        12          one side and the Rachesky lawyers on the other,

        13          were dealing with.

        14               And if you just go to the next section of my

        15          written submission where I say that these are two

        16          separate transactions, they were.  And certainly

        17          legally they are two separate transactions.  They

        18          came together, clearly, in a deleveraging

        19          transaction, but they were two separate

        20          transactions.  And it's important because there

        21          can be no suggestion on the face of these

        22          agreements, and in the evidence, that there was

        23          any assurance or guarantee that anything was going

        24          to happen here.

        25               If I can ask you to turn to -- and I think I

        26          will just ask you to turn to Mr. Kornitzer's

        27          evidence for a moment.  And that will be in the

        28          booklet of transcripts which my friend passed up

        29          in his submissions.

        30               And Mr. Kornitzer's transcript is at tab 5,

        31          and it's at page 52 that I want to take

        32          Your Lordship to.  But I -- you have heard

        33          evidence that Feltheimer and Mr. Burns were

        34          concerned about whether Dr. Rachesky would buy,

        35          and Dr. Rachesky gave evidence, which you have

        36          also heard, that there were open issues and if

        37          Kornitzer insisted on an indemnity, there wasn't

        38          going to be an arrangement and his evidence that

        39          he doesn't give indemnities in any transactions.

        40          That evidence is the -- is the precursor, and I'm

        41          not going to take you to it.

        42               But at page 52 -- at page 52:

        43

        44               But you understood -- you understood that for

        45               the transaction to -- for both parts of the

        46               transaction to come about, that is, the

        47               exchange of the notes and then the sale of

               Submissions by Mr. Schachter

         1               notes to Rachesky, you understood that

         2               Rachesky had to be satisfied with the terms

         3               of the exchange agreement?

         4                   No such thing.  Rachesky does not enter

         5               into this at all.  I got -- the exchange was

         6               for me.  I had no obligation to sell the

         7               bonds to Rachesky.  In fact I almost didn't

         8               sell them to Rachesky.  I thought for three

         9               hours about whether I would sell them or not

        10               sell them.  I had the option to keep them, to

        11               do whatever I wanted to do with them.  They

        12               were my bonds.  All I was concerned about was

        13               my clients.

        14                   They are your clients' bonds?

        15                   Clients' bonds; right.

        16                   And nothing in my question suggested that

        17               you had an obligation to sell to

        18               Dr. Rachesky.

        19

        20          And there was a little bit of back and forth.  And

        21          that carries on for a bit to the bottom of

        22          page 53.

        23               Question at line 16:

        24

        25               I said there was an exchange agreement that

        26               was completed and a purchase agreement that

        27               was completed.  Can we agree on that?

        28                   At a four- or five-hour difference and

        29               not agreed to prior to.

        30                   Let me try it again in exactly the same

        31               words.  There was an exchange agreement that

        32               was completed; correct?

        33                   We agreed to change the notes of Lions

        34               Gate, yes.

        35                   And there was a purchase agreement

        36               between Kornitzer Capital and MHR that was

        37               completed?

        38                   Correct.  Five hours later maybe, maybe

        39               not -- would have been done.  Had nothing to

        40               do with the other.

        41                   There was a purchase agreement between

        42               KCM and MHR that was completed; correct?

        43                   I'm saying to you that we exchanged the

        44               bonds that was Lions Gate.  That was step

        45               one.  All right.  It was four or five hours

        46               later that I decided to sell them to Lions

        47               Gate -- I mean to Rachesky, and I wasn't

               Submissions by Mr. Schachter

         1               going to sell them to MHR.  I came into the

         2               office that morning and I told Denise --

         3

         4          I don't know who Denise is, My Lord, but somebody

         5          in his office.

         6

         7               -- I don't think I want to accept their

         8               offer.  I'm going to keep the bonds.  And

         9               there was a debate in my office whether we

        10               would sell them or not.

        11

        12          And I don't need to read the rest of that.

        13               The point of that -- the point of that

        14          exchange is that once this exchange was done -- I

        15          say the conversation, the conversation in the

        16          transcript, once this exchange was done, no one

        17          had any control over Kornitzer.  He was entitled

        18          to do whatever he wanted and that's his evidence

        19          in respect of that.

        20               If I can take you, then, to paragraph 80 of

        21          my submission.  Paragraph 80 deals with the price

        22          for the bonds.  That price was set by Kornitzer.

        23          No evidence that Lions Gate had anything to do

        24          with that other than the suggestion that because

        25          of who Mr. Kornitzer was, he shouldn't be ground

        26          on the price if you actually wanted to get it

        27          done.  But there was a premium paid by MHR for

        28          these bonds over the face value of the bonds, as a

        29          result of the requests that had been made by

        30          Mr. Kornitzer.

        31               And then if I could ask you to turn to

        32          paragraph 87.  Paragraph 87.  And just picking up

        33          in the middle of that paragraph where I say:

        34

        35               There wasn't any assurance that KCM would be

        36               willing to sell.  Rachesky had never met or

        37               spoken with Kornitzer and had no idea at that

        38               point whether the parties could resolve all

        39               of the material terms necessary to close the

        40               transaction.

        41

        42          This is right at the end:

        43

        44               Burns was concerned about the prospect and

        45               cautioned Rachesky to deal gingerly.

        46

        47          That's the doesn't grind him.

               Submissions by Mr. Schachter

         1

         2               This was good advice, because as Kornitzer

         3               testified on the morning of July 20th, he

         4               hadn't decided whether to sell the notes at

         5               all.

         6

         7          And I have made the rest of the points, except for

         8          the last one:

         9

        10               In the cross-examination, there was a

        11               question asked about whether Kornitzer was

        12               contemplating buyers other than MHR.

        13

        14              And the cross-examination basically ended

        15          before it got any further into who they were, but

        16          the point of this is that there was reason to be

        17          uncertain about what would happen, and it makes it

        18          perfectly obvious that Kornitzer was not

        19          controlled by anyone in terms of what he was going

        20          to do with those notes:  sell them, keep them,

        21          convert them.

        22               So I say in paragraph 88 that it is a

        23          stubborn fact that there was no agreement

        24          requiring Kornitzer to sell to MHR or MHR to buy

        25          from Kornitzer.  Burns had to be content that the

        26          note exchanged between Lions Gate and Kornitzer

        27          was in the best interests of the company,

        28          irrespective of whether he held the notes or sold

        29          them to somebody other than MHR.

        30               Now, I pause there to say, so did the board.

        31          They knew they couldn't control what Kornitzer

        32          would do.  You hope that it will go in the way

        33          that will make this meet all of the needs of the

        34          corporation, but you don't know.  And because of

        35          that uncertainty, you have to be very satisfied

        36          that this deleveraging transaction makes good

        37          sense.  That's your primary purpose, because the

        38          rest -- the rest, you don't know.

        39               In fact that is to say you don't know that --

        40          where these notes are going to go.  You hope very

        41          much that they are going to be converted because

        42          there's an incentive, but you don't know and can't

        43          be assured about where they are going to go.

        44               So I drop to the end of paragraph 88.  Burns'

        45          evidence on cross-examination is to that effect,

        46          that he could have sold.  And he said that he

        47          would've supported the deleveraging transaction,

               Submissions by Mr. Schachter

         1          even if Kornitzer were going to sell the notes to

         2          Icahn.  And he said, as disappointing as that may

         3          be -- now, that's perfectly candid evidence.  I

         4          would be very disappointed if that happened, but

         5          if it did, I would have proceeded.  And the board

         6          did proceed with this transaction.

         7               In paragraph 89, I deal with some of these

         8          notes and so on, and I'm not going to take

         9          Your Lordship through this.  There's some

        10          footnotes that deal with these texts, because, in

        11          my submission, the context wasn't fully before

        12          you.

        13               But -- but the point that I wish to make is

        14          just this:  there was no orchestration of anything

        15          by Dr. Rachesky.  The suggestion makes no sense.

        16          He declared himself immediately as a potential

        17          purchaser and the only person he ever spoke to was

        18          Mr. Burns.

        19               If you would turn to paragraph 90.  In

        20          paragraph 90, I note that there's no allegation of

        21          any misconduct against the MHR respondents or

        22          Dr. Rachesky in the petition.

        23               And I note in paragraph 91 that the

        24          allegations of oppression turn on what happened in

        25          that board meeting and in the meeting of the

        26          special committee.  And it is significant, in

        27          looking at that fact, how important that is to

        28          recognize -- as I submitted yesterday and my

        29          friend obviously had, too -- that Dr. Rachesky was

        30          not involved in that process at all.

        31               And in paragraph -- the paragraphs that

        32          follow, I deal with the board's purpose.  And I

        33          know Mr. Andrews has made submissions at length on

        34          that, and I'm not going to repeat what he said --

        35          famous last words -- and just take you quickly

        36          through some of the paragraphs that I have in this

        37          section, but not all.

        38               In paragraph 102, paragraph 102, I note the

        39          critical distinction here between management and

        40          the board, and I note it in the context of the

        41          purpose and function of the special committee of

        42          independent directors.  I mean the process in

        43          CanWest wasn't flawed when the management director

        44          sat on the special committee and negotiated the

        45          asset lockup.  Here there's no management on the

        46          special committee and there's nothing they don't

        47          know in respect of what's proposed.

               Submissions by Mr. Schachter

         1               As Teck instructs, was the board's purpose to

         2          act in the best interest of the company?  The

         3          directors knew both sides of the issue.  There's

         4          deleveraging and there's the potential impact on

         5          Icahn.  They are both on the table, and they have

         6          to form their view of primary purpose.  And they

         7          did.  And that's what my friend has to challenge.

         8          He can't challenge it directly, in my submission,

         9          and that led him to make his submission about the

        10          board having been deceived by Mr. Burns, which in

        11          my submission are -- well, I have made my

        12          submissions about that.

        13               So I turn to paragraph 103, and I say that

        14          Dr. Rachesky's motives are irrelevant, but more

        15          important they are on the table, they are in his

        16          affidavit, he didn't shy from them in his

        17          cross-examination.  He was doing what he ought to

        18          do to serve the interests of MHR in a transaction

        19          where he was going to declare himself and recuse

        20          himself.  That is exactly what he's entitled to do

        21          and that's exactly what Kornitzer was entitled to

        22          do, although he doesn't have to recuse himself

        23          from anything.

        24               In paragraph 105, I simply add this

        25          additional point that because Kornitzer was

        26          entitled to act in his interest, it's not

        27          surprising that no allegations have been made that

        28          he was party to any plan or agenda.  And of course

        29          that's perfectly right that he isn't, but when you

        30          understand what Dr. Rachesky was doing, as

        31          purchaser, to keep referring to him as director,

        32          as if somehow he was breaching a fiduciary duty by

        33          seeking to acquire shares is just as erroneous,

        34          just as inapplicable, and I don't need to read the

        35          rest of paragraph 105.

        36               The next section of my written submissions

        37          deal with the deleveraging transaction itself.

        38          And I have submitted to Your Lordship earlier that

        39          my friends have -- they have wanted to avoid

        40          dealing with the effect of the transaction, the

        41          obvious beneficial effect, and they focussed on

        42          purpose.  And they told you if you find the

        43          purpose amounts to, in my submission, a breach of

        44          fiduciary duty, that's what they have to say, then

        45          even if it's a benefit to the company, well, you

        46          can still grant a remedy.

        47               And so just to put that in perspective, if I

               Submissions by Mr. Schachter

         1          can ask you to turn very quickly forward to

         2          paragraph 118, I will show this submission.  This

         3          is the Icahn submission at paragraph 98:

         4

         5               Indeed, the question, whether, as a general

         6               matter, a reduction in the company's overall

         7               debt level was in the best interests -- was

         8               in its best interests, is largely irrelevant

         9               as to where the dilution transactions were

        10               unfairly prejudicial to the petitioners.

        11

        12              Now, what's embedded in there is the assertion

        13          that Icahn had a reasonable expectation that it

        14          would be hands off his bid.  And that flies right

        15          in the face of Teck and, as I said to

        16          Your Lordship yesterday, relies on authority which

        17          is not the authority in Canada.

        18               So that's what's embedded in there.  We're

        19          unfairly prejudicial to the petitioners.  It's as

        20          if to say, I was treated in a way which impacts my

        21          bid and therefore I was unfairly prejudiced.  It

        22          hops right over whether I have a reasonable

        23          expectation in that regard.

        24               So quite apart from saying don't look at the

        25          transaction, whether it was of a benefit to the

        26          shareholders generally or to the company, look

        27          what it did to me.  And with the greatest respect

        28          to Mr. Icahn, it's not all about him.

        29               So carrying on in that passage of the

        30          argument, it's not the fact that Lions Gate

        31          reduced the amount of its debt that is relevant to

        32          whether the petitioners' expectations were

        33          reasonable and violated, but the timing and manner

        34          in which the debt reduction was manipulated and

        35          accomplished.

        36               Now, I'm going to deal with that, but what

        37          you're being asked to examine is whether these

        38          directors gave proper consideration to the issues

        39          that were before them.  We can't really contest --

        40          I'm telling you, says Icahn, we can't -- I want

        41          you to treat it as irrelevant, whether the end

        42          result was good.  Look at the process.  What did

        43          they consider, what did they examine.  And in my

        44          submission, that goes nowhere.  They had

        45          everything in front of them, a sophisticated and

        46          experienced board dealing with a simple

        47          transaction in complex circumstances; that's what

               Submissions by Mr. Schachter

         1          they had before them.  And they had a special

         2          committee that dealt with it and they had to deal

         3          with it quickly for good reason.

         4               So in my submission what's really buried in

         5          here is that embedded erroneous premise, that I, I

         6          Icahn, am entitled to special protection on my way

         7          to the boardroom.  And that's not right.

         8               So if I can -- I may have saved myself and

         9          the court some time, more importantly the court.

        10               Paragraph 107.  This is important, in my

        11          submission.  It is striking that in the context of

        12          this high stakes takeover bid by Icahn -- and that

        13          is the context and I -- my friend's

        14          characterization that it wasn't is simply to fail

        15          to have regard to the reality of the

        16          circumstances.  He has proved unable to adduce any

        17          evidence from any independent financial advisor,

        18          let alone an advisor of the stature of Morgan

        19          Stanley of Perella Weinberg, that this transaction

        20          was not in the shareholders' best interest, that

        21          they should have done something else.  There's

        22          nothing.  And it's telling, because if there was

        23          anything that could be said to counter the process

        24          or to counter the fundamental merits of what was

        25          done for the benefit of the company, you -- you

        26          can be assured they would have put it before the

        27          court.

        28               In paragraph 108, I -- and I'm not going to

        29          take Your Lordship through any of this.  I will

        30          leave it for you to read.  But this is the

        31          independent reaction to the debt problems.

        32               And you have already heard about the

        33          independent reaction to what they actually did,

        34          which is in paragraph 111.  111.  And you have

        35          heard about Moody's of course, so you don't need

        36          to hear about that further.

        37               But in the middle of paragraph 111 on

        38          page 49:

        39

        40               A leading entertainment analysis -- analyst,

        41               forgive me, applauded the prudent reduction

        42               in Lions Gate's leverage, a Bank of Montreal

        43               research report raised its outlook on Lions

        44               Gate, noting the benefits of deleveraging

        45               should be a positive cash flow variable,

        46               et cetera.

        47

               Submissions by Mr. Schachter

         1               And Moody's at the end.  I don't have to read

         2          more of that to Your Lordship.

         3               So in paragraph 112, what is really happening

         4          here, in my respectful submission, once you travel

         5          through the problem, is that Mr. Icahn is asking

         6          the court to substitute its judgment, which

         7          accords with his views, in place of these

         8          directors in respect of this deleveraging

         9          transaction and their views about the -- the

        10          impact that Mr. Icahn can have and had had on the

        11          company.  And this is precisely, in my respectful

        12          submission, what BCE instructs the court not to

        13          do.

        14               If I can turn to page 50 of my written

        15          argument, I have made the point that all

        16          shareholders were diluted equally.  And

        17          Your Lordship has heard from both of us that

        18          nobody has an expectation, a reasonable

        19          expectation, that they won't be diluted.  The

        20          cases deal with whether the dilution was fairly

        21          viewed to be a product of a transaction in the

        22          best interests of the company.

        23               In paragraph 115, I deal with the special

        24          committee.  And you have heard that; I don't need

        25          to deal with more of that.

        26               In paragraph 117, frankly, I think I have

        27          covered that too.

        28               So when I get down to the proposition, which

        29          I left Your Lordship with, from their argument in

        30          paragraph 118, I do say that it is an astonishing

        31          proposition that the best interests of the company

        32          are somehow largely irrelevant.  It is a very

        33          significant focus.  It informs -- in my respectful

        34          submission, it's one of the reasonable grounds

        35          that informs purpose.  It's not something that can

        36          be ignored.

        37               So I say in paragraph 119, what the

        38          petitioners seek to overcome but cannot is that

        39          fact.  That is what the directors concluded and

        40          achieving that goal was their sole motivation.

        41          And I have said in -- and I don't know if my

        42          friends seriously contest or suggest that there

        43          was personal entrenchment by any of these

        44          directors.  That's not the point.  It's you

        45          interfered with my bid.  Or you interfered with my

        46          proxy contest, if my friend prefers that.

        47               Paragraph 120, to deflect attention from the

               Submissions by Mr. Schachter

         1          transaction itself and its beneficial effects,

         2          they attack timing.  And my friend Mr. Andrews has

         3          dealt with this, but I do want to note this:

         4          everyone has stress.  It's contextual.  So haste

         5          has no real meaning unless you examine the context

         6          in which it's alleged that something was done with

         7          haste.  And when you look at what happened here,

         8          in my respectful submission, the board was dealing

         9          and the special committee was dealing with a

        10          matter which had come to fruition subject to their

        11          approval and there has been, in my respectful

        12          submission, no cogent evidence brought to

        13          Your Lordship to suggest that they didn't deal

        14          fully with the problem they had at hand.

        15               So I turn in paragraph 21, just very

        16          briefly -- and Mr. Andrews has made this point

        17          about the insider trading policy and so on.

        18               The point there is that there's nothing

        19          untoward about what was done.  It was on -- it's

        20          completely on the table that the amendment would

        21          be a general amendment but would facilitate this

        22          transaction, if it went forward.  And what's

        23          missing -- and I believe Mr. Andrews said this.

        24          What's missing is there is no evidence that this

        25          change was somehow to an inappropriate or less

        26          commercially reasonable term.  Nothing to that

        27          effect.

        28               In paragraph 122, as for the petitioners'

        29          submission that the board did not take the

        30          necessary time to consider the transaction or

        31          explore alternative means of deleveraging, debt

        32          reduction had been on the table for some time.

        33          The question is whether it made sense for the

        34          company to act on this opportunity.  The special

        35          committee and the board had to consider whether

        36          there might be better alternatives and they did,

        37          they did with the advice that they had from

        38          Perella and Morgan Stanley, whether to take the

        39          risk to find them.  And this is important because

        40          it speaks directly to the business judgment rule.

        41          It cannot be fair criticism of directors to assert

        42          that they should have dismissed the opportunity to

        43          reduce the debt and put it off into the future,

        44          taking the chance that at a more critical time

        45          such an opportunity might not be available.  The

        46          court should not, in my respectful submission,

        47          substitute Icahn's view in place of the directors'

               Submissions by Mr. Schachter

         1          view of the risk that the board should run.  And

         2          that's -- that's a bare and, in my submission,

         3          conclusionary view in the Schaitkin affidavit.

         4               The next section that I want to touch on

         5          briefly is dealing with whether the -- yes, it

         6          begins at paragraph 123.  And you've heard a

         7          considerable body of evidence about whether the

         8          directors had reasonable grounds to engage in a

         9          defensive measure.  And I'll just take you to

        10          paragraph 126, if I may.  The directors' evidence

        11          in this regard is detailed and powerful.  The only

        12          response from Icahn is an argumentative comment

        13          from Schaitkin in his reply affidavit.  He calls

        14          evidence of concerns about serious harm to the

        15          company from Icahn a "distraction."

        16               Now, one can say either there is no answer,

        17          which in my submission there's no answer to what

        18          was said, otherwise something would have been

        19          said, or one could say, well, they are obviously

        20          proceeding on an assumption of the law in this

        21          province which is completely erroneous.  But in

        22          either case, that's the only answer you got to all

        23          of the information which the directors had at hand

        24          and which they said formed the basis for their

        25          honest and reasonable concerns about Mr. Icahn.

        26               And I say in paragraph 127 that the board was

        27          justified in taking those considerations into

        28          account and per the authorities that I have

        29          referred to earlier, they would have been

        30          derelict, in my submission, if they failed to do

        31          so.

        32               And I have simply summarized what Teck has to

        33          say about this in paragraph 128, because you

        34          can -- you can circle around Teck, but in a fair

        35          analysis of the petitioners' case, you must come

        36          back to it.  You must come back to it.  And when

        37          you do, in my respectful submission, there's only

        38          one conclusion as to what the directors are

        39          entitled to have regard to in this province.  They

        40          are not straight-jacketed in the face of this kind

        41          of concern.

        42               I have -- I believe I have moved into the

        43          remedy section.  And I don't -- I don't intend to

        44          spend very much time in this section of my written

        45          submission.

        46               And I want to make a couple of points.  The

        47          first is this:  Mr. Andrews referred to a

               Submissions by Mr. Schachter

         1          declaration, and I want to comment on that for a

         2          moment.  I think it was characterized by

         3          Mr. Coleman as I think he said "audacious" or

         4          "chutzpah" or something to that effect.  But when

         5          one takes a step back and examines how you have to

         6          travel in order to get to a result which is a

         7          finding of oppression, you have to travel through

         8          Teck.  And, in my respectful submission, you would

         9          have to conclude along the way that Teck is not

        10          the law in this province, as I have submitted to

        11          Your Lordship and has been read to you.  The

        12          directors, in my submission, are entitled to

        13          proceed, were entitled to proceed subject to any

        14          such finding on the basis that that is the law in

        15          this province.  They had their primary purpose,

        16          but their purpose, secondary or consequent,

        17          however it's described, would be fairly viewed, in

        18          my respectful submission, as part of the law of

        19          this province.  And if Your Lordship were to find

        20          otherwise, a declaration would, in those

        21          circumstances, be appropriate.

        22               I want to make another comment, and I will

        23          direct you to paragraph 146 of my submission.  I

        24          want to make two points in respect of this.  And

        25          just to put it in context, the paragraph deals

        26          with rescission and I just wanted to clarify a

        27          point in that regard.

        28               The conversion of shares is not a

        29          transaction -- forgive me.  The conversion of the

        30          notes is not a transaction.  The buying of the

        31          notes is a transaction.  And my friend Mr. Coleman

        32          said that that was the third transaction.  It is

        33          not a transaction.

        34               The -- My Lord, I ask you to make that note

        35          against paragraph 146, and I see that it should be

        36          142.  There is a point that I raise at the bottom

        37          of paragraph 142.  The Kornitzer MHR transaction

        38          was a transaction -- a separate legal transaction

        39          which occurred wholly in the United States between

        40          these two parties.  And if you have my brief of

        41          authorities, I just want to make this point.  It's

        42          stated, but I just want to show you where it comes

        43          from.  The point is that the problem that arises

        44          is because this transaction, wholly in the United

        45          States, is one which cannot deal with the shares

        46          that have been issued to Dr. Rachesky and as a

        47          result of the transaction with Mr. Kornitzer.

               Submissions by Mr. Schachter

         1               So if you turn to -- just for a moment to

         2          tab 30, tab 30 in the brief of authorities.  And

         3          this is just an extract from the New York Uniform

         4          Commercial Code.  In paragraph 30 -- tab 30, it

         5          defines "protected purchaser of securities" as "a

         6          person who gives value and does not have notice of

         7          any adverse claim."  Are you at tab 30?

         8     THE COURT:  Yes, I am.

         9     MR. SCHACHTER:  And that's the only -- the only point

        10          on tab 30 that I need to refer to.  And the

        11          question is, well, what's adverse claim?  And so

        12          if I can take you back to the previous tab, tab

        13          29, and if you turn to page 5, you'll see that

        14          adverse claim is defined in a very limited

        15          fashion.  And it relates to the assertion of a

        16          proprietary interest only.

        17               So it has two components, just reading from

        18          the start.  First, the term only refers to

        19          property, and, second, the terms means not merely

        20          that a person has a property interest in the

        21          financial asset, but that it is a violation of the

        22          claimant's property interest for the other person

        23          to hold and transfer the security or other

        24          financial asset.

        25               So I'm -- as I understand this, on its face,

        26          it means that the shares that were issued as a

        27          result of this transaction in the United States

        28          cannot be attacked other than by a person

        29          asserting a proprietary claim.  So I wanted to

        30          unpack that because that was referred to without

        31          full explanation at the bottom of page 1 --

        32          paragraph 142.

        33               I want to then just take you briefly to the

        34          last page of my written argument and deal with the

        35          alternative remedy for a moment.  And I have

        36          described the alternative remedy in very strong

        37          terms as being highly inappropriate, and I'm not

        38          going to repeat those.  But in this section, 148

        39          to 51, I want to make the comment on paragraph

        40          149, because the alternative relief is to put

        41          Dr. Rachesky's shares into a class of nonvoting

        42          shares, which would extinguish a fundamental right

        43          of share ownership, and of course it doesn't

        44          connect up to the oppression at all in any way

        45          consistent with the authorities.  But the point I

        46          wanted to address is Mr. Coleman says that's

        47          ironic, it's ironic for Dr. Rachesky and MHR to

               Submissions by Mr. McEwan

         1          take that point.

         2               And I want to say this.  Dr. Rachesky had a

         3          reasonable expectation as a buyer of these notes

         4          that he would be able to vote those shares, if he

         5          had paid $105 million US for them.  And Icahn on

         6          the other hand, when you look at what he's

         7          complaining about, had no reasonable expectation

         8          to acquire the Kornitzer notes.  This isn't

         9          about -- this isn't about his voting interest.  So

        10          there's no irony here.

        11               And I'll just read what's in paragraph 150.

        12          The form of alternate relief sought the complete

        13          sterilization of MHR's shares or requiring MHR to

        14          be a holder of Kornitzer's old notes, having paid

        15          more than 105 million for the new notes -- that's

        16          the partial, what they call the partial unwind --

        17          are all the more outrageous when one considers

        18          that any wrongdoing, if Your Lordship were to find

        19          it, would have been in the Lions Gate boardroom at

        20          a meeting in which Dr. Rachesky did not

        21          participate, that the company would keep the full

        22          benefit of its debt reduction for the benefit of

        23          every other shareholder but Mr. Icahn, that

        24          Kornitzer would keep the $105 million US that he

        25          received from MHR, and the full brunt of the

        26          remedy would fall on the MHR respondents.

        27               And I say this is completely contrary to any

        28          notion of fairness and that no such remedy could

        29          be imposed on a principle basis to that effect.

        30               And I won't read paragraph 151.

        31               That concludes my submission, My Lord.

        32     THE COURT:  Yes.  I don't know if Mr. --

        33     MR. MCEWAN:  I'm sorry, My Lord, I just thought that

        34          Mr. Schachter had more to say.

        35               If I might hand up, My Lord, the disk of our

        36          written submission.  And My Lord, in my

        37          submissions, I will have some brief reference to

        38          our written submission, but given a lot has

        39          occurred here, I'll try and supplement it rather

        40          than read it and go back over old ground.

        41               Reference to the brief of authorities of

        42          Kornitzer, unfortunately, I think there's more

        43          than one buff brief of authorities.

        44     THE COURT:  Yes.

        45     MR. MCEWAN:  And also the brief of authorities and

        46          submission of the petitioners.  And I'm doing

        47          that, in part, so that Your Lordship will have one

               Submissions by Mr. McEwan

         1          version with the various parties' comments on it.

         2     THE COURT:  All right.

         3     MR. MCEWAN:  And hopefully I'll stay out of the big

         4          binders for the most part, if not totally.

         5               For -- for reasons, My Lord, which I hope

         6          will become apparent, my submission will be

         7          concerned largely with remedy and the remedies

         8          being sought by the petitioners, which means that

         9          we aren't going back to BCE in the course of my

        10          submissions.

        11               And the reason I'm going to concern myself

        12          with remedy largely derives from two fundamental

        13          points.  There's no allegation put forward in the

        14          petition of any impropriety on Kornitzer Capital's

        15          part.  It's not even alleged, much less proven or

        16          argued, that Kornitzer Capital knew of or joined

        17          in any purpose of these transactions that is

        18          alleged to be improper.

        19               The most that was said was by Mr. Coleman in

        20          addressing remedy.  And it wasn't clear what plea

        21          this was in support of, but he suggested that

        22          Kornitzer Capital, when it was negotiating its way

        23          out of the debt position, sought a remedy

        24          from M -- I'm sorry, sought an indemnity from MHR,

        25          and there was something said to be drawn from

        26          that.  And that indemnity was sought, of course,

        27          in circumstances where Icahn had made it

        28          abundantly clear through public statements that he

        29          was likely to sue any third party who dealt with

        30          Lions Gate.

        31               And just to deal with that briefly, because

        32          this is the highest the case has been put against

        33          Kornitzer Capital, even if there was a plea to

        34          that effect, the seeking of a prudent commercial

        35          term on behalf of clients, particularly in such

        36          circumstances, but in any circumstances, can't

        37          support any -- any case that Kornitzer Capital

        38          joined in anything.  It's also of note, of course,

        39          that Kornitzer Capital didn't even achieve that

        40          indemnity and proceeded in any event.  I don't

        41          know what the petitioners would draw from that.

        42          So there's no allegation, no proof, no argument

        43          that Kornitzer Capital is anything other than a

        44          third party, a bona fide third party.

        45               The second point is the Kornitzer Capital's

        46          purpose, its purpose in entering into these

        47          transactions -- and this isn't challenged, isn't

               Submissions by Mr. McEwan

         1          in issue -- was to protect the investment of

         2          hundreds -- in fact, it's over 1,000 clients --

         3          against the risk it saw to maintaining its

         4          investment in Lions Gate.  Kornitzer Capital has a

         5          fiduciary duty to its clients, exercised its

         6          judgment that the activities of Icahn, the

         7          activities of Icahn in relation to Lions Gate

         8          posed a threat to their investment.  Seeing that

         9          threat, he acted in simple fulfillment of his

        10          fiduciary duty for whom he makes -- and this is in

        11          the evidence:  he's not a hedge fund; he doesn't

        12          short stock; he makes long-term investments.  He

        13          made a simple judgment to try and achieve greater

        14          liquidity to the notes and ultimately to exit the

        15          notes from the fight that's going on between Icahn

        16          and others.  Kornitzer Capital owed no duty to

        17          Icahn to do otherwise.  And whatever can be said

        18          about the debate -- and this is where Your

        19          Lordship is hearing argument about Teck and other

        20          authorities from Mr. Andrews and Schachter -- but

        21          whatever can be said of the debate that appears to

        22          be struck as to whether the board had its hands

        23          tied, Mr. Kornitzer did not.  He was entitled to

        24          seek to exit and he did so.

        25               And so, My Lord, with those two propositions,

        26          given Kornitzer's overriding interest in this

        27          matter, relates to remedy.  Its submissions are so

        28          restricted.  And submissions are restricted indeed

        29          a little bit more than that to the various claims

        30          of rescission.  And I think we have three on deck

        31          at the moment, various forms of rescission, that

        32          are being sought by the petitioner.  And the

        33          interest, of course, is not to have its clients

        34          thrown back into the fray.  That's first and

        35          foremost into the debt position.  But there's an

        36          ancillary interest as well, in that Kornitzer

        37          Capital does hold on behalf of clients a 2 percent

        38          equity interest in Lions Gate that it has not

        39          liquidated.

        40               And so I will have some small submission to

        41          add about their interest and about their interest

        42          in not seeing the balance sheet of Lions Gate

        43          thrown back and altered to the position it was

        44          before these transactions, as Icahn proposes to

        45          do.  And that's where I'll have something to say

        46          about what appears to be the uncontradicted

        47          evidence that these transactions were in the best

               Submissions by Mr. McEwan

         1          interests of the company.

         2               If I can take you, My Lord, to tab 1 of

         3          Kornitzer Capital's authorities.  And I simply

         4          want to start by drawing a few points out of the

         5          oppression section itself as it pertains to

         6          remedy.  And, in fact, I'll drop down to section

         7          227.3:

         8

         9               On an application under this section, the

        10               court may --

        11

        12          And this is language, My Lord, that will weave

        13          into my submission:

        14

        15               -- with a view to remedying or bringing to an

        16               end the matters complained of and subject to

        17               subsection (4) --

        18

        19          That's not important:

        20

        21               -- with a view to [remedying or] bringing to

        22               an end the matters complained of ... make any

        23               interim or final order it considers

        24               appropriate, including an order --

        25

        26          And turning over to (j), My Lord:

        27

        28               -- varying or setting aside a transaction to

        29               which the company is a party and directing

        30               any party to the transaction to compensate

        31               any other party to the transaction.

        32

        33          And I will have something to say about the "to

        34          which the company is a party."  Mr. Schachter

        35          touched on that issue.  The transaction between

        36          Kornitzer and Dr. Rachesky plainly wasn't a

        37          transaction to which the company was a party.  And

        38          secondarily, I'll have something very brief to say

        39          concerning the compensation aspect of section

        40          227.3(j).

        41               But to start, My Lord, with the introductory

        42          language of 227.3, the question of bringing to an

        43          end the matter complained of engages the question

        44          of the gravamen of the complaint:  what is being

        45          complained of in a given case.  And My Lord, if

        46          you have the petitioners' argument at hand, I'd

        47          like to turn to that briefly in that regard.

               Submissions by Mr. McEwan

         1               And at paragraph 118 and 119.

         2     THE COURT:  Yeah.

         3     MR. MCEWAN:  At 118, My Lord, in the second part of the

         4          paragraph -- and this is language that appears in

         5          slightly varying ways in several places in the

         6          petitioners' argument -- the essence of the

         7          expectation is described as the Lions Gate board

         8          would not orchestrate, approve and consummate the

         9          diluted transactions directed specifically at the

        10          petitioner with the effect of diluting the

        11          petitioners' holdings in the company by placing a

        12          substantial block of additional shares in the

        13          hands of Rachesky when the petitioners had

        14          publicly stated their intention to institute a

        15          proxy battle at the 2010 AGM to replace the

        16          current board.

        17               And in 119, in terms of the gravamen of the

        18          complaint, as I put it, the petitioner says thus:

        19          the court's remedy must address the primary

        20          consequences of the oppressive transactions, the

        21          voting power now held by Rachesky that will

        22          undoubtedly be exercised at the AGM to maintain

        23          control of Lions Gate, absent intervention from

        24          this court.  And so from that, My Lord -- and I

        25          should say that seemed to remain the essence of

        26          the matter.

        27               And Mr. Schachter referred just a few minutes

        28          ago to a submission Mr. Coleman made about

        29          Mr. Rachesky, Mr. Rachesky -- Dr. Rachesky's

        30          submissions about his voting position being

        31          ironic.  And in making his submission about that,

        32          Mr. Coleman said given -- it was ironic given the

        33          entire purpose of the transaction was to defeat

        34          the petitioners' rights as a voting shareholder at

        35          the 2010 AGM.  So it's about the vote.  It's about

        36          the vote as opposed to the financial aspects of

        37          the transaction.  And Mr. Andrews made some

        38          submissions in which he distinguished those two

        39          aspects, but it's clear from the petitioners' own

        40          words that this is about the proxy battle, it's

        41          about the vote.

        42               So taking that, My Lord, that should be put

        43          in the context of the following two points.  The

        44          first one is the proper legal concession that

        45          Mr. Gelowitz made referencing Goldstream Resources

        46          as cited in Primex -- and that's in his brief at

        47          tab 12.  It was a reference to paragraph 37 --

               Submissions by Mr. McEwan

         1          that there's no vested right to a particular

         2          percentage in a corporation.

         3               The second point, that the gravamen of the

         4          complaint being made here needs to be put into, is

         5          that, as other respondents have pointed out in

         6          depth, it's clear that the deleveraging achieved

         7          through the transactions was in the best interests

         8          of Lions Gate.  And I'm not entering into the

         9          debate on -- on exactly what that means as to

        10          whether there can be oppression and when there can

        11          be oppression, but it's uncontested that it was in

        12          the best interests of Lions Gate.  We have the

        13          reference in the evidence to Moody raising its

        14          rating; the evidence of the directors; there's the

        15          affidavit of Mr. Kornitzer, which touches on the

        16          topic that he sees it, as an ongoing shareholder,

        17          as a stronger company; and we have indeed, of

        18          course, Mr. Icahn's own statements about the

        19          staggering debt load and the consequences that

        20          might flow from that.

        21               In the face of all of that evidence, that

        22          this was in the best interests of Lions Gate, the

        23          petitioners -- and you've heard from my friends on

        24          this, but it applies to remedy as well -- seek to

        25          give the back of the hand to the question of

        26          whether deleveraging was in the best interests of

        27          Lions Gate.  They call it largely irrelevant.  And

        28          to be fair, they call it largely irrelevant to

        29          whether the transactions were unfairly

        30          prejudicial.  So they're talking about, if I can

        31          characterize it this way, I think liability, and

        32          you've heard from Mr. Schachter and Mr. Andrews on

        33          that, but whatever is made of that, it's clearly

        34          relevant to remedy, in my submission.

        35               The court should not be engaged in a process

        36          -- and I'll come to the law, but the court should

        37          not be engaged in a process of being asked to

        38          grant a remedy which is not in the best interests

        39          of the corporation, particularly when it's not

        40          connected to the gravamen of the complaint before

        41          it.  You know, this -- there are other

        42          stakeholders in this corporation.  There are

        43          others who benefit from the diluted transactions

        44          as does, on the evidence, Mr. Icahn, in terms of

        45          the deleveraging aspect.  And Mr. Icahn is here

        46          saying, or the petitioners are here -- it's not

        47          Mr. Icahn personally -- but the petitioners are

               Submissions by Mr. McEwan

         1          here saying -- and they use colourful language,

         2          but saying you've gone out and affected the proxy

         3          battle I told you I was going in the future to

         4          bring.  And I have a complaint about that.  And on

         5          the other foot, the petitioner is saying, and so

         6          what you need to do about that is undo all of

         7          these transactions that are of undoubted benefit

         8          to the corporation.  And in that regard, we're

         9          going to come to the battle axe, which comes out

        10          of the Ballard case.

        11               You will recall, My Lord, that the

        12          petitioners have put forward a number of remedies.

        13          The first one is to rescind everything, all three

        14          transactions or the two transactions plus the

        15          conversion.  They then ask for a partial

        16          recission, they call it, of the conversion of the

        17          notes by Dr. Rachesky.  They newly add, in

        18          Mr. Coleman's argument and in response to the

        19          fact -- and I'll come to this, but in response to

        20          the fact that the transaction between Dr. Rachesky

        21          and Mr. Kornitzer of Kornitzer Capital is not one

        22          that can be rescinded.  They say, well, don't

        23          worry about that, just rescind the note exchange

        24          and don't worry about the wreckage.  And so

        25          they've got three different versions of a

        26          rescission remedy on foot.  They then add you

        27          should put an injunction in place restraining

        28          Lions Gate from doing any further transactions

        29          pending the AGM.  And then they then fall down to

        30          proposals -- and Mr. Schachter dealt with this, I

        31          won't say anything further about it -- but the

        32          proposal that the shares issued to Dr. Rachesky's

        33          company be treated as a separate class.

        34               And so, My Lord, in varying ways and in

        35          persistent ways, including adding a new version of

        36          a rescissionary remedy, the petitioners explicitly

        37          seek relief, which would be unnecessary -- which

        38          would be unnecessary to remedy the gravamen of

        39          their complaint if they could make it out.  And

        40          not only is it unnecessary to remedy the gravamen

        41          of their complaint, but on the evidence and his

        42          own statements, it would be damaging to the

        43          interests of the company and the shareholders.

        44          And as I've said, My Lord -- and I'm going to turn

        45          to the law, I'll do that after 12:30 -- in my

        46          submission, it's self-evident that the court

        47          should not grant a remedy which would have this

               Submissions by Mr. McEwan

         1          effect.  And I say this, the request, and the

         2          persistent request for such relief speaks volumes,

         3          in my submission, about the motivations of the

         4          petitioners.

         5               If that's an appropriate place, I was going

         6          to enter into the case law.

         7     THE COURT:  Well, let's take the lunch break at this

         8          point.

         9     THE CLERK:  Order in chambers.  Chambers is adjourned

        10          until 2:00 p.m.

        11

        12          (PROCEEDINGS RECESSED AT 12:28 P.M.)

        13          (PROCEEDINGS RECONVENED AT 2:01 P.M.)

        14

        15     MR. MCEWAN:  My Lord, I was going to turn to the case

        16          law, and just before I do that, I had left off

        17          saying that the remedy sought speaks volumes of

        18          the petitioners' motivations.  And by that I just

        19          want to say, I mean two things.  First, the

        20          apparent disregard of the other interests of other

        21          stakeholders at play.  And, secondly, you know,

        22          the petitioner puts its complaint one way, and

        23          we're addressing that, but it's very persistent in

        24          seeking rescission any way it can.  It really goes

        25          to the point that Mr. Schachter made that this is

        26          really about the petitioner not having got the

        27          shares at the end of the day.

        28               So to move to the legal construct, you will

        29          recall, My Lord, Mr. Coleman in his submission on

        30          remedy gave three organizing principles.  The

        31          first was that section 227 grants a broad

        32          discretion, the second was that the limits to that

        33          discretion are found in the section itself, and

        34          the third was that the object is to put the

        35          parties in the position they would have been in if

        36          the reasonable expectation had not been violated.

        37               And My Lord, the first two are not

        38          controversial.  Obviously there's a broad

        39          discretion granted by this action, and it's a

        40          broad discretion that's necessary given the myriad

        41          of situations that can come up.  It's also not

        42          controversial that limits on that discretion are

        43          found in the section itself.  And indeed, one

        44          limit that comes into play in this case is that

        45          the remedy must be given in respect of the matter

        46          complained of, and another limit is that

        47          rescission is only available in respect of a

               46

               Submissions by Mr. McEwan

         1          transaction to which the company is a part.  And

         2          I'll come to that one in a little bit more detail.

         3               The third principle put forward by

         4          Mr. Coleman, I submit, is not precisely correct or

         5          at least it risks, the way he put it, being taken

         6          out of context.  And that is the suggestion that

         7          the parties are to be put back in the position

         8          they would have been if the right hadn't been

         9          violated.  Kind of speaks of common-law case law

        10          about rescission in itself, and that's not

        11          really -- really what the oppression remedy is all

        12          about as I'm going to demonstrate to you now, in

        13          my submission.

        14               The third principle that Mr. Coleman referred

        15          to is taken from Ballard which is at his brief of

        16          authorities, the petitioners' brief of authorities

        17          at tab 1.  And he took you to page 76, paragraph

        18          177.  And the statement is this.  It's the third

        19          sentence:

        20

        21               I find that I must grant the applicants

        22               relief of some nature to allow them to

        23               maintain as much as possible their original

        24               position.

        25

        26          Now, after taking you to that, Mr. Coleman

        27          referenced another passage of the judgment, and

        28          that is found at paragraph 140.  And this actually

        29          is found within the section where the principles

        30          are being discussed.  It's -- sorry, page 59,

        31          paragraph 140.  And you've seen this, I believe,

        32          in the written submissions of one or more of the

        33          respondents, My Lord.

        34

        35               The court should not interfere with the

        36               affairs of a corporation lightly.  I think

        37               that where relief is justified to correct an

        38               oppressive type of situation, the surgery

        39               should be done with a scalpel and not a

        40               battle axe.  I would think that this

        41               principle would hold true, even if the past

        42               conduct of the oppressor were found to be

        43               scandalous.  The job for the court is to even

        44               up the balance, not tip it in favour of the

        45               hurt party.

        47          I note that [indiscernible] (Supra) the court

               Submissions by Mr. McEwan

         1          stated at page 20:

         2

         3               In approaching a remedy, the court in my view

         4               should interfere as little as possible and

         5               only to the extent necessary to address the

         6               unfairness.  The broad relief sought by the

         7               applicant is, in my opinion, unnecessary.

         8

         9              Now, in seeking to distinguish or deal with

        10          that, and I'm going to come back to Ballard, but

        11          I'd like to take you to the other authority my

        12          friend referred to.  He took you to the UPM case

        13          at tab 19 of his brief of authorities.  And he

        14          took you to page 46, paragraph 207.  And the point

        15          which I took the petitioner to derive from this

        16          was that if we're not going to use a battle axe,

        17          then the respondent has to really give the court

        18          some reason not to use a battle axe.  In other

        19          words, the battle axe, as it is put in these

        20          cases, is the default position.  And I'd like to

        21          put that statement at paragraph 207 in the context

        22          of the paragraph immediately above.  And I'm going

        23          to read that to you're your Lordship, if I might:

        24

        25               UPM makes no claim in this action to be

        26               reimbursed for the payments Mr. Berg has

        27               already received.

        28

        29          And this was about a compensation agreement to an

        30          executive that was grossly excessive.  So it was

        31          between the corporation and the executive.  It

        32          didn't implicate other fiduciary issues in the way

        33          this case does quite.

        34

        35               Setting aside the Agreement would not tip the

        36               scale in favour of the corporation.  It would

        37               leave Mr. Berg --

        38

        39          So it's consistent with -- with Ballard in that

        40          respect.

        41

        42               It would leave Mr. Berg with more than

        43               adequate remuneration for the services he

        44               provided to Repap and would relieve UPM of

        45               the obligation of further performance under

        46               an unjustified contract that ought never to

        47               have been approved.  Rectifying the

               Submissions by Mr. McEwan

         1               Agreement --

         2

         3          Which is what was proposed.  Mr. Berg said, well,

         4          can you bring it down to a reasonable level of

         5          compensation, please:

         6

         7               Rectifying the Agreement would tip the scale

         8               in favour of Mr. Berg.  In any event, there

         9               is no adequate evidentiary record upon which

        10               I could do this.

        11

        12          So there was no evidence.

        13

        14               While the court is encouraged to be creative

        15               in fashioning an appropriate remedy to cure

        16               oppression, there is no need to be creative

        17               here.

        18

        19          And the last two sentences:

        20

        21               In many ways, this is an easy case because

        22               the only parties affected are Mr. Berg, who

        23               wishes to retain the benefit of some or all

        24               of the contract, and the corporation, who

        25               wishes to be relieved of its burden.  There

        26               are no third party interests at stake.

        27

        28          Now, My Lord, I'll come to third party rights

        29          specifically, and, in particular, the third party

        30          rights of Kornitzer Capital's clients, but what's

        31          being said in the paragraph my friend took you to

        32          isn't that the battle axe is a default position --

        33          I mean, we can get caught up in the metaphor --

        34          but that in that case there was no reason and no

        35          evidence not to simply set aside the grossly

        36          inappropriate contract.

        37               Now, if I can take you back to Ballard, My

        38          Lord, and back to pick up after paragraph 140,

        39          what UPX gives us is the third party interest

        40          point.  What Ballard goes on to give us is the

        41          other stakeholders' point.

        42               And if I can ask you just to continue on from

        43          paragraph 140, there's a reference to re Savex and

        44          there's a translation of the French there.  I

        45          won't read that to Your Lordship, but I'd ask you

        46          to turn over to paragraph 141 where the court

        47          says:

               Submissions by Mr. McEwan

         1

         2               In any event, such power should be exercised

         3               only with great caution, and the court must

         4               be satisfied not only that it should

         5               intervene, but with the appropriateness of

         6               the relief claim.  See also Sparling v.

         7               Javelin International.  In Savex [phonetic]

         8               there was no evidence of mismanagement and

         9               business prospects were improving and Justice

        10               Janthy [phonetic] was therefore not convinced

        11               that the applicants would be prejudiced by

        12               remaining shareholders and he decided against

        13               a buy-out solution.

        14

        15          And the next paragraph, My Lord:

        16

        17          There is then reference to [indiscernible]

        18          company and down, My Lord, in the second

        19          paragraph, first and then the second:

        20

        21               Is that the jurisdiction of the court --

        22

        23          And this is a winding-up jurisdiction, but within

        24          Ballard, an oppression case:

        25

        26               The jurisdiction of the court under section

        27               225 is discretionary.  The court would be at

        28               least entitled to refuse to make an order if

        29               satisfied the petitioner is persisting in

        30               asking for a winding-up order and that it

        31               would be unfair to the other shareholders to

        32               make that order having regard to any offer

        33               they have made.

        34

        35          Et cetera, et cetera.  So -- so the other

        36          stakeholders' interests are to be considered, in

        37          my submission.

        38               And then if I can ask you to drop down to

        39          paragraph 144, it says:

        40

        41               Note also the article of Cronk v. Monahan the

        42               oppression remedy revisited at 417.

        43

        44          And this is from the article subsection 241(3) of

        45          the CVCA.

        46

        47               Empowers the court to make any interim or

               Submissions by Mr. McEwan

         1               final order it thinks fit to rectify the

         2               matters complained of.

         3

         4          And goes on to enumerate a list of nonexhaustive

         5          orders including the power to appoint a receiver,

         6          direct or issue or exchange of securities and to

         7          amend unanimous shareholders agreement.

         8          Subsection 247(3) is similarly worded.  And at the

         9          -- drop down a couple of lines, My Lord:

        10

        11               Clearly the courts enjoy a broad discretion

        12               to tailor the relief granted as required by

        13               the circumstances, but it is being judicially

        14               noted that the remedy granted should

        15               interfere as little as possible and only to

        16               the extent necessary to address the

        17               unfairness.

        18

        19              Now, the last authority I would like to take

        20          you to, My Lord, is within the Kornitzer Capital

        21          brief of authorities.  And that's at tab 6, and

        22          it's the case of Naneff v. Con-Crete Holdings.

        23          And I'm going to take the court, if I might, to

        24          page 491 of that case.  And this is a decision of

        25          the Ontario Court of Appeal, considering relief

        26          that had been granted by the court below, and at

        27          491, just below letter B:

        28

        29               It is my view that the first error in

        30               principle in this remedy is that it did more

        31               than simply rectify oppression.  As I noted

        32               above, the OBCA authorizes a court to rectify

        33               oppressive conduct.  I think the words of

        34               Farley J. in Ballard, supra, at p. 197 are

        35               very appropriate in this respect.

        36

        37          And then what we have, My Lord, is the scalpel and

        38          battle axe principle.  And so that's -- that's

        39          what's been picked up by the Ontario Court of

        40          Appeal is the proper approach.  It's not what I

        41          understood my friend to infer, looking at the

        42          other case, that the battle axe is somehow a

        43          default.  In all cases the court is to temper the

        44          remedy only when it's necessary to address the

        45          situation.

        46               So if I might, My Lord -- and I've just said

        47          a bit of this, but I draw four principles out from

               Submissions by Mr. McEwan

         1          that review of the case law that has some

         2          application here.  The remedy should be

         3          conditioned to the matter considered to have been

         4          oppressive and not be broader.  That's the first.

         5               The second is in granting a remedy, the court

         6          should strive not to adversely affect other

         7          corporate stakeholders.  And Kornitzer Capital

         8          makes that submission, as I have indicated to Your

         9          Lordship, as a stakeholder, another shareholder on

        10          behalf of its clients who has concern with the

        11          relief sought in this proceeding.

        12               Thirdly, the court should interfere as little

        13          as possible in the affairs of the corporation.

        14          And, of course, aside from the various claims of

        15          recession, we have the injunctive relief that's

        16          being sought here to straightjacket future

        17          transactions.  And I'll say a little bit more

        18          about that.

        19               And fourthly, the court must take into

        20          account and respect third party rights.  It's not

        21          simply other stakeholders, but it's third party

        22          rights.

        23               And so if I might, My Lord, just put this in

        24          the context of what is being sought here and what

        25          its effect would be on my client, the interests of

        26          my client's clients in the two capacities.  What

        27          we have is a transaction, a deleveraging that is

        28          fundamentally in the best interests of the

        29          corporation.  So by definition, reversing that

        30          will adversely affect the balance sheet and the

        31          position of the corporation.

        32               Secondly, we have Kornitzer Capital having

        33          acted for the -- the uncontradicted and quite

        34          understandable purpose of getting its clients out

        35          of what is going on in Lions Gate and getting out

        36          of an illiquid debt position.  So if the

        37          petitioners were successful and -- but successful

        38          in a rescission and in their injunction in want

        39          they want, the situation would be at the expense

        40          of the shareholders, the shareholder clients, to

        41          put the debt holders back into an unstable

        42          situation of risk, by all accounts, and then to

        43          lock down the corporation from future transactions

        44          while Mr. Icahn sought control.  And all that

        45          happened in respect of a fiduciary and a

        46          fiduciary's clients who simply want no part of the

        47          risks created during the fight or what Mr. Icahn

               Submissions by Mr. McEwan

         1          described, if he was successful in gaining control

         2          of the company, accumulated enough shares or

         3          proxies, for the period of volatility that would

         4          follow.  That's what Mr. Icahn has said to expect.

         5              And in my submission, all of that, when you

         6          consider other stakeholder interests and when you

         7          consider third party interests, is grossly --

         8          would be grossly unfair to those interests.

         9               Now, My Lord, I have two other areas to

        10          address, and the first is a response to

        11          Mr. Coleman's submissions in respect of the fact

        12          that under section 227.3 rescission is only

        13          available in respect of a transaction to which the

        14          corporation is a party of.  And My Lord, I say

        15          firstly -- to try and stake out a bit of common

        16          ground on this -- the petitioners took no issue as

        17          to the applicability of that principle.  In other

        18          words, there was no argument before you that, oh,

        19          no, the corporation need not be a party.  And, of

        20          course, that is because of the clear language of

        21          the section.

        22               And in that context, My Lord, if you stand

        23          back a bit, a common law, of course, only parties

        24          to a transaction could ever seek its rescission.

        25          And what we're dealing with here is shareholder

        26          rights vis-à-vis the corporation.  So it would

        27          make some sense that perhaps that remedy could be

        28          available in appropriate circumstances, but only

        29          in appropriate circumstances and only respecting

        30          the corporation.  And in that regard, within our

        31          brief of authorities, and I need not read it to

        32          Your Lordship, but we have an extract from

        33          Mr. Coleman's text on oppression that gives that

        34          background.  That's at tab 11.

        35               So what we are left with is a clear limit on

        36          the power to ever give rescission, and that limit

        37          being conditioned on the corporation being a

        38          party.  Now, rather than taking issue with that

        39          position, the petitioners instead sought in some

        40          measure to suggest or obscure the fact that there

        41          were two separate transactions here.  And what

        42          Mr. Coleman said in that regard, my note of his

        43          submission, was that Kornitzer Capital relies on

        44          the fact that Lions Gate was not technically a

        45          party to the transaction between Kornitzer Capital

        46          and MHR.

        47               And so in response to that, firstly, I say,

               Submissions by Mr. McEwan

         1          well, suggesting that this is technically so

         2          doesn't import any different fact than it's a

         3          separate transaction.  I mean, I don't know

         4          exactly where that would take the petitioner in

         5          any event, to say, well, okay, well, technically

         6          it's a separate transaction.  Well, it's legally a

         7          separate transaction; the company is not a party.

         8          And so the submission that followed really doesn't

         9          have any end point, in my submission.

        10               Secondly, Mr. Coleman went on and described

        11          certain matters that he said to suggest, and I

        12          think the term was "cross-pollination" between the

        13          two transactions.  And again, My Lord, I say, and

        14          I say respectfully to my friend's submission, but

        15          I don't know what legal principle or proposition

        16          cross-pollination goes to.  I mean, if they're

        17          separate transactions, they're separate

        18          transactions; if they're not, they're not.  And I

        19          take it to be effectively conceded they are.  But

        20          in any event, Mr. Coleman then went on and he said

        21          the facts that show cross-pollination Mr. Gelowitz

        22          made submissions on, and then he went on to

        23          summarize them, and I'll summarize his summary,

        24          but it was the PINs, the Burns/Rachesky PINs, that

        25          they were negotiated over a similar time; that a

        26          term sheet was given to MHR respecting the note

        27          exchange; the three-day versus five-day VWAP

        28          involvement of Rachesky; that Rachesky required a

        29          clearance letter; that the insider trading policy

        30          changed; and the hope that the two transactions

        31          would both happen.  My friend says he didn't say

        32          "hope," he may have said "expectations."

        33     MR. COLEMAN:  I said "intention and expectations."

        34     MR. MCEWAN:  "Intention and expectations."  I

        35          apologize.  And My Lord, while I say this doesn't

        36          have any legal destination, in any event, the

        37          notable thing about most of those things is they

        38          have very little if anything to do with

        39          Mr. Kornitzer's actual involvement.  The insider

        40          trading policy is changed; PINs between

        41          Mr. Rachesky and Mr. Burns; that a term sheet,

        42          without Mr. Kornitzer's knowledge, was given to

        43          Mr. Rachesky first.  Well, it's evident why that

        44          was.  They wanted to have Mr. Rachesky perhaps as

        45          a buyer, so that happened.  But that's not

        46          anything Mr. Kornitzer controlled.  It's not

        47          anything that has anything to do with the fact

               Submissions by Mr. McEwan

         1          that there was a separate transaction here

         2          negotiated between Kornitzer and Rachesky through

         3          their counsel.

         4               And Mr. Schachter at, I believe it's

         5          paragraph 69 and forward -- I won't go through all

         6          of the evidence and he read to you from some

         7          cross-examinations, but none of that which, in a

         8          sense -- I mean, it's why -- it's why

         9          Mr. Kornitzer and Kornitzer Capital are sort of

        10          third parties to the purpose.  That's all kind of

        11          behind the Lions Gate veil, as far as they're

        12          concerned, what's going on there.  None of that

        13          has anything to do with the fact -- well, I

        14          suppose one thing might.

        15               There was a PIN -- and it's at the condensed

        16          book, tab 8.  There was a PIN from Mr. Burns to

        17          Mr. Rachesky that said "I wouldn't grind him on

        18          price if you want to get done."  And you know, the

        19          petitioners' case very heavily relied on these

        20          PINs.  And so I'll take one on board.  I mean,

        21          what that tells you is Mr. Burns is saying when

        22          you negotiate your transaction with Mr. Kornitzer,

        23          you know, he's not the kind of guy that it's going

        24          to go on for very long for.  He's going to want a

        25          price and get it done.  It speaks to the

        26          separateness of that transaction.

        27               And as I say, My Lord, and sort of mindful of

        28          our essentially agreed time, there are many other

        29          facts.  Mr. Schachter took you through some,

        30          including the fact that that part of the

        31          transaction almost never happened at all.  That

        32          second transaction, the sale to MHR, almost never

        33          happened at all, because Mr. Kornitzer had

        34          discussions and was thinking about it.

        35               So I suppose all of this is simply to say,

        36          well, the starting proposition of the petitioners

        37          is, well, they rely on the fact, and MHR relies on

        38          as well, that technically -- that technically

        39          Lions Gate isn't a party.  Well, substantively

        40          Lions Gate isn't a party.  There's nothing

        41          technical about it, even if there was anything

        42          that had any legal significance in that

        43          submission.

        44               Mr. Coleman --

        45     THE COURT:  I think you meant Kornitzer.

        46     MR. MCEWAN:  I'm sorry.  I'm sorry.

        47               Mr. Coleman then went on to make an

               Submissions by Mr. McEwan

         1          alternative submission and said, you know, he

         2          appreciated it might not all be accepted, and the

         3          alternative submission is where the new rescission

         4          theory came up.  And the proposal or the

         5          suggestion was that the court might just rescind

         6          the note exchange between Kornitzer and Lions Gate

         7          and that the courts would simply let the chips

         8          fall where they may, as it were, because, of

         9          course, that would destabilize the transaction

        10          between Kornitzer Capital and Rachesky.  And I

        11          think my friend said, you know, and they can have

        12          a lawsuit or figure out the allocation of risk and

        13          deal with that.

        14               And you know, again, we're back to -- and

        15          this is aside from all of the prejudice to third

        16          parties and other stakeholders, but we're back to

        17          the desperation with which rescission seems to be

        18          pursued in this case for the reasons I've

        19          indicated.

        20               But I mentioned, My Lord, when we looked at

        21          the section, that rescission as a remedy involving

        22          the company also allows the court to make

        23          compensation orders to right the balance.  And

        24          what the petitioner in this little new alternative

        25          submission is doing is essentially saying, well,

        26          the court doesn't have jurisdiction directly over

        27          that transaction, because it's a separate

        28          transaction.  You should pursue a remedy that the

        29          inevitable consequence would be to effect those

        30          third party rights in that way, and when you also

        31          couldn't deal with, well, how that should be

        32          sorted out?  And in my submission, the court

        33          shouldn't be invited to do something of that

        34          nature indirectly which clearly could not be done

        35          directly.

        36               The final point I wish to address is the

        37          third party interests point in a bit more detail.

        38          And in the -- in the Coleman extract I mention, My

        39          Lord, at tab 11, it also has reference to the

        40          rarity with which the court would set aside a

        41          transaction between the corporation and a bona

        42          fide arm's-length commercial party, which, of

        43          course, Kornitzer is, in my submission, and

        44          there's not really any issue about that.  But the

        45          third party interests -- and just before

        46          addressing Kornitzer Capital's clients

        47          particularly, this is a public company.  These

               Submissions by Mr. McEwan

         1          transactions have had ratings agencies change

         2          ratings on the basis of them, people have been

         3          trading in this stock, and so it's a very

         4          different kettle of fish, in my submission, than

         5          dealing with a private company with respect to the

         6          ripple effects and general third party interests.

         7               But more particularly, and coming to

         8          Kornitzer Capital's clients, I first want to

         9          correct Mr. Coleman's submission on one fact.  He

        10          said that the funds that Kornitzer Capital

        11          received, the 105 million, came into Kornitzer

        12          Capital and then was distributed up to its

        13          clients' accounts.  Well, that in fact is not what

        14          happened.  And if I can take you, My Lord, in the

        15          transcript book to Mr. Kornitzer's

        16          cross-examination at tab 5 and to pages 67 to 68.

        17          And Mr. Gelowitz actually took this up with

        18          Mr. Kornitzer, beginning at line 17, and in

        19          cross-examining Mr. Kornitzer on paragraph 21 of

        20          his affidavit:

        21

        22               In that first sentence you say that the

        23               payments received from MHR were distributed

        24               in the normal course of business to the

        25               clients whose accounts the new notes had been

        26               sold.  When were those funds distributed?

        27

        28          One might be interested in whether it was before

        29          or after the petition or some such thing.  And he

        30          said this:

        31

        32               Whenever they came in the morning, whenever

        33               they came in.  The money came in from MHR

        34               sometime between 8:30 and noon or 1 o'clock,

        35               whenever they came in.  We distributed the

        36               money automatically.  It goes to the bank.

        37               The bank automatically allocates it to the

        38               different accounts.  It didn't come to

        39               Kornitzer Capital Management.  It went to the

        40               four banks -- the five banks that held it.

        41               It didn't come to us.

        42

        43          So that's the evidence on that.  Kornitzer Capital

        44          isn't a bank.  It manages money and the money goes

        45          to the clients' accounts where it's credited and

        46          then available to clients for withdrawal,

        47          reinvestment in other securities and other such

               Submissions by Mr. McEwan

         1          things.

         2               The thrust of Mr. Coleman's submission then

         3          was that there's not evidence that it would be

         4          impossible to get the funds back.  And there's two

         5          responses to that.  The first is that it misses

         6          the most legally significant point, which is the

         7          clients of Kornitzer Capital were largely

         8          individuals.  It's not that he's doing this for

         9          Deutsche Bank.  He's in Kansas City and there's

        10          individuals and there's a couple of funds and so

        11          forth.  There were 929 -- My Lord, I'll give you

        12          this note -- 929 clients in the 2024 notes, and

        13          788 in the 2025 notes.  So it's a lot of people

        14          disbursed.

        15               But with respect, these individuals received

        16          their funds into their accounts on the basement of

        17          the good faith judgment of Kornitzer Capital as a

        18          fiduciary that Lions Gate debt was no longer a

        19          prudent place to be.  Their money should be

        20          elsewhere.  In my submission, it simply would be a

        21          gross interference of third party rights to

        22          suggest that those clients should be compelled to

        23          go to wherever their funds are, if they still have

        24          them, and take them out of other securities or do

        25          what is necessary to pull out funds -- they're not

        26          parties to this litigation -- to pull out funds,

        27          to source available funds and take them out of

        28          places that they think they are better, either

        29          through Kornitzer Capital or otherwise, and put

        30          back into Lions Gate.  It's the interference with

        31          the third party rights that's necessarily

        32          entailed.  That is the first point.

        33               The second point as to there's no proof it's

        34          impossible, it's absolutely correct that there

        35          isn't evidence in the record of what the 900 and

        36          700 -- I just gave you the numbers -- what the

        37          clients did, where the funds are and who has them,

        38          who doesn't, who's reinvested.  And it's also true

        39          that there's no cross-examination to show that it

        40          could be done.  But both are for the same reason.

        41          The simple matter of common sense, in my

        42          submission, My Lord, is that a remedy that would

        43          require that sort of inquiry into third party

        44          issues, in addition to being unjustified in

        45          interfering with the rights, would be

        46          impracticable or impossible.  I mean, the inquiry

        47          itself is -- is not a realistic one.

               Submissions by Mr. McEwan

         1               Lastly, My Lord, I do want to take you once

         2          to my written argument, and that's to the

         3          paragraph 86 and following.  And My Lord, 86, I

         4          have put it in slightly different terms, but I'd

         5          like to do that, if I might.  In addition, it

         6          bears repeating that Kornitzer Capital entered

         7          into the transactions on behalf of hundreds of

         8          clients whose interests would be harmed.

         9          Kornitzer Capital is in the business of providing

        10          long-term investment advice, is not engaged in

        11          speculation and is not in the business of becoming

        12          entangled in ballots for corporate control, and

        13          nor are its clients.  Kornitzer Capital's clients

        14          likely invested with Kornitzer Capital on that

        15          basis, and the reasonable expectations in that

        16          regard can't be ignored.  It would be manifestly

        17          unfair to Kornitzer Capital's clients to rescind

        18          the transactions.  To grant rescission in such a

        19          circumstance would not only be to wield a battle

        20          axe, it would be to wield it indiscriminately and

        21          without regard for third party interests.

        22               Finally, it's well established that recission

        23          is not available where the parties can't be

        24          restored to their original position.  In

        25          Johnston v. West Fraser, for example, the court

        26          refused to make an order to set aside an agreement

        27          and order the purchase of shares in the oppression

        28          context on the basis that the agreements had been

        29          in part -- have been, in part, performed and

        30          benefits have been received which make it

        31          inappropriate, if not impossible, to cancel the

        32          agreements or restore prior rights, legal or

        33          equitable.  In this case the proceeds from the new

        34          notes have been distributed by custodial banks in

        35          the ordinary course of business.  And that's

        36          clearly the case, My Lord; most if not all of

        37          those clients will have reinvested the proceeds in

        38          other securities or taken funds out of their

        39          account.  And that's the impractability.

        40               The Icahn group, I say at 89, asserts that in

        41          fashioning an appropriate remedy, the court should

        42          be guided by the reasonable expectation of the

        43          parties.  The Icahn group can have no reasonable

        44          expectation that Kornitzer Capital would consider

        45          its interests.  Kornitzer Capital is entitled to

        46          protect and further its clients' investments by

        47          entering into the transactions.  Indeed, by virtue

               Submissions by Mr. Gelowitz

         1          of its fiduciary duties, it was required.  I mean,

         2          it's not just a choice.  It was required to

         3          protect their investment in the company from the

         4          risks created by the takeover bid.  The lack of

         5          reasonable expectation vis-à-vis Kornitzer Capital

         6          militates against a remedy that would cause

         7          significant harm to its clients.

         8               The Icahn group also suggests the

         9          transactions could be partially unwound by

        10          cancelling the conversion of the new notes into

        11          common shares; however, in fashioning a remedy,

        12          the court must have regard for the best interest

        13          of the corporation.  In this case it is clear that

        14          the remedy sought is not in the best interest of

        15          the corporation.  And that's where Kornitzer

        16          Capital still stands as stakeholder in the

        17          corporation, and has an interest in the balance

        18          sheet.  And that's really covered at paragraph 92,

        19          My Lord, that it wouldn't be beneficial to any of

        20          the shareholders, except the one perhaps

        21          considering a takeover bid, to create a financial

        22          result that, on the evidence that some

        23          contradicted, would be detrimental to the

        24          corporation and its shareholders.

        25               And those are my submissions.

        26     THE COURT:  Thank you, Mr. McEwan.

        27     MR. GELOWITZ:  My Lord, good afternoon.  My Lord, I'm

        28          grateful to my friends for sticking to the time.

        29          We're well on track as we had hoped the other day.

        30               We've got a little reply, just a binder that

        31          has the cases that were referred to in that

        32          memorandum of reply points that I handed up to you

        33          on day one.  I hand that up.

        34               My Lord, I'd like to start just, first, with

        35          a couple of technical points by way of reply.  My

        36          friend Mr. Andrews handed up to you the articles

        37          of Lions Gate and made a submission about how the

        38          articles refer to the power of the directors to

        39          issue shares.  And, of course, we've never taken

        40          the position that the board did not have the

        41          technical power to issue the shares.  If the board

        42          had acted outside its technical legal powers, of

        43          course we wouldn't have needed -- we wouldn't have

        44          needed an oppression remedy to get that undone.

        45               The second technical point comes from

        46          Mr. Schachter, and Mr. Schachter is really the

        47          only one of my friends who has advanced the

               Submissions by Mr. Gelowitz

         1          so-called bitter bidder argument.  Really, it's

         2          something that I would have expected Lions Gate to

         3          put forward if they thought it had any legs.

         4               But Mr. Schachter in his argument said

         5          that -- said that our position was that the court

         6          should set aside the transactions because it

         7          affects the bid.  And that's just wrong from a

         8          whole bunch of different perspectives.  I want to

         9          say absolutely clearly that nowhere in our -- in

        10          our petition, nowhere in our evidence is it said

        11          or suggested that we're before the court asking

        12          for relief as a bidder.  And my friend has

        13          tried -- my friend Mr. Schachter has tried in his

        14          submissions to conflate a takeover bid on the one

        15          hand and a proxy contest to elect the board on the

        16          other.  And he says those things are -- they're

        17          essentially the same thing and you should look at

        18          what he called the business reality of the

        19          situation.  And what's wrong with that, of course,

        20          is that, first of all, as I pointed out during his

        21          submissions, I think twice, when the board

        22          considered, approved and closed the transactions

        23          that are impugned in this petition, there was no

        24          takeover bid.  During the whole time that Burns

        25          and Rachesky were planning this transaction, there

        26          was no takeover bid.

        27               Second, the petitioners do not complain about

        28          any impact on any bid past, present or future.

        29          Much less solely on such impact as required by the

        30          very passage from the WIC decision that

        31          Mr. Schachter read to you.  And that was in his

        32          brief of authorities at tab 4 -- sorry, tab 3.

        33          It's a decision of Justice Blair in CW v. WIC.

        34          Mr. Schachter read to you from page 228 --

        35     THE COURT:  Just a minute, please.

        36     MR. GELOWITZ:  It's the large binder.

        37     THE COURT:  Sorry, tab what?

        38     MR. GELOWITZ:  Tab 3, My Lord.  And at page 228,

        39          paragraph 100 of the WIC decision.  That may not

        40          be it.  Tab 3, page 228.

        41     THE COURT:  Yes.

        42     MR. GELOWITZ:  In paragraph 100, Justice Blair says:

        43

        44               In the circumstances of this case, I would

        45               not preclude CanWest from having status as a

        46               complainant shareholder under the provisions

        47               of the CBCA.

               Submissions by Mr. Gelowitz

         1

         2          In the paragraph before that, Justice Blair

         3          referred to a decision of Justice Farley where:

         4

         5               Justice Farley held that relief under

         6               statutory oppression remedy provisions is not

         7               available to an applicant solely in its

         8               capacity as a bidder ... but only in its

         9               capacity as a shareholder.

        10

        11          And then further down, at the end of paragraph

        12          100, which my friend did not read to you, Justice

        13          Blair says:

        14

        15               Here, however, CanWest has raised issues that

        16               do go to prejudice on its part, and on the

        17               part of the WIC shareholders generally, if

        18               its assertions as to the process followed by

        19               the WIC directors and the effect of the

        20               preacquisition agreement ... are made out.

        21               That is sufficient to provide it with

        22               standing as a complainant shareholder, in my

        23               view.  The fact that it also happens to be

        24               the initiating bidder in the takeover battle

        25               does not, in and of itself, deprive CanWest

        26               as shareholder from asserting a claim under

        27               the oppression [remedy] sections.

        28

        29              So what Justice Blair clearly contemplates, as

        30          did Justice Farley in the previous circumstances,

        31          if you come to the court solely as a bidder

        32          seeking relief for your bid, you can be denied

        33          relief under the oppression provision as a bitter

        34          bidder.  But if you come to the court as a

        35          shareholder -- the Icahn group is the largest

        36          shareholder of Lions Gate -- seeking relief for

        37          oppression of your interest as a shareholder and

        38          seeking to vindicate those interests as a

        39          shareholder, you are entirely appropriately before

        40          the court.

        41               So then finally on this -- the third reason

        42          why my friend's principle doesn't -- doesn't wash,

        43          is that the proxy contest that's at issue here is

        44          a pure shareholder interest.  A shareholder has a

        45          right to seek the votes of other shareholders to

        46          elect a board, as the Icahn group has announced

        47          its intention to do.

               Submissions by Mr. Gelowitz

         1     THE COURT:  You cited to me the decision of Madam

         2          Justice Wedge in which she refers to, in this

         3          context, being, if not everything, then nearly

         4          everything.

         5     MR. GELOWITZ:  Yes.

         6     THE COURT:  And is your submission to me that that

         7          those bids are irrelevant to the context here?

         8     MR. GELOWITZ:  No, I don't say they're irrelevant, My

         9          Lord.  I mean, obviously, the fact that the Icahn

        10          group had commenced a takeover bid and completed a

        11          takeover bid is part of the background facts.  The

        12          fact that the Icahn group commenced a subsequent

        13          takeover bid on July 20th is part of the

        14          background facts.  Obviously a shareholder, a

        15          shareholder who wishes to launch a proxy contest

        16          in order to -- in order to increase the

        17          shareholder's likelihood of succeeding in the

        18          proxy contest, acquiring more shares is one of the

        19          ways to do that.  So it's certainly part of the

        20          context, part of the factual matrix.  But what you

        21          need to look at is what is the relief being sought

        22          and is that relief in connection with the

        23          petitioners' capacity as a shareholder or is it in

        24          connection with the petitioners' capacity as a

        25          bidder.

        26               And in my submission, when you look at the

        27          unfair prejudice we complain of, it's unfair

        28          prejudice to our interests as a shareholder

        29          because of the evidence we've given about the

        30          impact of -- of the oppressive conduct on our

        31          ability to win a proxy contest.  And the way to

        32          measure that, of course, in the evidence is to

        33          look -- first of all, look at what we complain of,

        34          but then second, look at how the conduct came

        35          about.  Look at the genesis of it.  If you have

        36          close by the -- the condensed record --

        37     THE COURT:  I'm just wondering how that fits with the

        38          remedy that you have sought, and especially with

        39          respect to the future conduct of the company.

        40     MR. GELOWITZ:  Yes.  I'm sorry, I missed the first part

        41          of your question, My Lord.

        42     THE COURT:  I just asked how that submission is

        43          reconciled with the remedy that you've sought,

        44          which includes restrictions on the conduct of the

        45          company going forward, something to which your

        46          friends take grave exception to.

        47     MR. GELOWITZ:  Oh, yes, they do.

               Submissions by Mr. Gelowitz

         1               And if you look at the interests that we're

         2          asserting here is the interest of a shareholder to

         3          launch and conduct and try to persuade other

         4          shareholders to vote with -- to vote with the

         5          person seeking the proxies, the relief we've

         6          sought is relief that would put us back in the

         7          position we were in before these transactions took

         8          place and prevent the board of Lions Gate from

         9          simply getting your decision, reading it, and

        10          going out the next day and doing exactly the same

        11          thing without --

        12               And I should say my friend -- I don't think

        13          they were trying to put the position any

        14          differently than what Mr. Coleman said, but what

        15          Mr. Coleman said and what's in the petition, is

        16          that we've asked that they not be entitled to

        17          issue shares for transactions without approval of

        18          the court.  So they can come to the court and

        19          demonstrate that there was some commercial need,

        20          some legitimate transaction that would justify

        21          that.

        22               But all of that relief, all of that relief is

        23          designed to place us back in the position we were

        24          in as a shareholder who had announced an intention

        25          to launch a proxy contest, to put us back in the

        26          position we were in then and ensure that this

        27          board doesn't just turn around and do it again the

        28          way they did with the poison pill after the

        29          commission found that to be not in the public

        30          interest.

        31               So I was just going to -- just for the

        32          purposes of finishing off that submission about

        33          the genesis of the transactions at issue, if you

        34          look again at the condensed record, you can see

        35          that the plan was developed not to affect Icahn as

        36          a bidder, because again there was no bid at the

        37          time; it was designed to affect him as a

        38          shareholder in relation to the proxy contest.  So

        39          if you look as Mr. Burns's e-mail at tab 3 of the

        40          record, "we will win the proxy fight" -- it's not

        41          about the bid or any bid.  Again, there's no bid

        42          at this time.  "We will win the proxy fight and

        43          dilute the shit out of them in the meantime."  And

        44          if you look at Mr. Rachesky's comment --

        45          Dr. Rachesky's comment at tab 9, this is

        46          July 15th, the PIN on July 13th, "get me all and

        47          he may leave."  That's get me all the notes so I

               Submissions by Mr. Gelowitz

         1          can convert them into shares and he may leave as a

         2          shareholder.  Because at that time that's what he

         3          is, he's a shareholder who has announced an

         4          intention to launch a proxy fight.  "Get me all

         5          and he may leave" as a shareholder.  "It's our

         6          only chance.  I haven't been wrong yet about it."

         7               A small point, My Lord, with respect to

         8          submissions that were made by Mr. Andrews and

         9          Mr. Schachter.  You may recall that they both

        10          referred to an e-mail from Mr. Kornitzer that had

        11          the word "immediate" in it and they asked you to

        12          draw conclusions about Kornitzer's intentions from

        13          that e-mail, and they refer to that e-mail in both

        14          their written submissions and their oral

        15          submissions.  What's important for you to

        16          understand, My Lord, is that there was no

        17          testimony from Mr. Kornitzer about that e-mail in

        18          which Mr. Kornitzer sought to suggest that there

        19          was any immediacy about the transaction.

        20          Kornitzer never took that position in his

        21          affidavit.  He never said anything to that effect

        22          in his cross-examination.  My friend Mr. McEwan

        23          does not refer to that e-mail in his submission,

        24          he did not refer to that e-mail in his oral

        25          submission, and I think you can infer from that

        26          that my friend Mr. McEwan quite properly was not

        27          going to ask you to draw a conclusion from that

        28          e-mail that was not supported by the evidence.

        29               Now, My Lord, you put a question to my

        30          friends a couple of different ways, a couple of

        31          different times, but the gist of the question was,

        32          can you have oppression even if the board has

        33          complied with its fiduciary duties.  And I think

        34          you put the question to Mr. Andrews twice.  I

        35          think Mr. Schachter tried to answer it when he

        36          began his submissions.

        37               Just for you to recall for your notes, where

        38          we got that principle in the first instance was in

        39          the Ballard decision of Justice Farley at

        40          paragraph 119.  Ballard, of course, is a case --

        41          is one of the cases that's cited in BCE.  But the

        42          one place you can't look for an answer to that

        43          question is the Teck decision that my friends rely

        44          upon so heavily, again, because despite all those

        45          submissions, Teck is still not an oppression case.

        46          Teck can only be seen in the light of almost 40

        47          years of oppression jurisprudence after Teck,

               Submissions by Mr. Gelowitz

         1          culminating, of course, in BCE, which does not

         2          cite the Teck case.

         3               Now, my friend Mr. Schachter took you to the

         4          Maple Leaf -- the Schneider and Maple Leaf case.

         5          In that case, it is in my -- it is in my brief.  I

         6          think he might have taken you to the one in his

         7          brief.  Do you have my brief or his brief closest

         8          by, My Lord?

         9     THE COURT:  I have your brief here.

        10     MR. GELOWITZ:  Okay.  If we could go to volume 2.  It's

        11          tab 11.

        12     THE COURT:  Yes.

        13     MR. GELOWITZ:  And my friend Mr. Schachter took you to

        14          paragraph 34 of this decision beginning on -- it's

        15          on page 13.  And Mr. Schachter read to you from

        16          the first couple of sentences of paragraph 34.  I

        17          asked him, as he was standing at the podium, to

        18          read you the last sentence of that paragraph, and

        19          he declined to do that, and here's why:

        20

        21               If the directors have unfairly disregarded

        22               the rights of a group of shareholders, the

        23               directors will not have acted reasonably in

        24               the best interests of the corporation and the

        25               court will intervene.

        26

        27          Citing the Ballard decision.  And this is the

        28          decision of the Court of Appeal for Ontario.  And

        29          this decision was cited in BCE.

        30               Another case that -- another case that is

        31          helpful on that point is, if you have my reply

        32          brief, the Producers Pipelines case of the

        33          Saskatchewan Court of Appeal, tab 1 of this reply

        34          brief.  If I could ask you to turn to paragraph

        35          52.  I'm sorry, I think unfortunately I've got a

        36          copy of this decision that doesn't coincide with

        37          the references I have.  I'm going to come back to

        38          this, My Lord, when I fix that up after the break.

        39          I see it's just about 3 o'clock.

        40               Just on this point, while I'm here, my friend

        41          Mr. Schachter suggested to you that the

        42          shareholders of a public company can't have a

        43          reasonable expectation other than that the board

        44          will comply with its fiduciary duties.  And that's

        45          clearly contrary to the passages in BCE that I

        46          took you to that show that in order to -- to act

        47          in the best interests of the corporation, that

               Submissions by Mr. Gelowitz

         1          duty comprehends the duty to act fairly and treat

         2          shareholders with fairness and equity.  And BCE of

         3          course was a public company; Schneider was a

         4          public company

         5               And my friend Mr. Coleman has -- my colleague

         6          Mr. Coleman has given me the right reference now

         7          to Producers Pipelines.  It's on page 266.  And

         8          this is one of those rare case where a poison pill

         9          went to the courts -- a complaint about a poison

        10          pill went to the courts.  And you'll see in the

        11          middle of that page 266, paragraph 44:

        12

        13               In fairness to the directors, it was assumed

        14               by all parties and accepted by the court that

        15               the board of directors acted bona fide and in

        16               the belief that the future of the company was

        17               such that the shareholders would be better

        18               off maintaining the corporation as it was

        19               rather than let it be taken over by Saskoil.

        20

        21          So you can find -- in the right circumstances and

        22          the right facts, you can find that the board of

        23          directors has complied with their fiduciary duty,

        24          but nevertheless, they've tripped over the line

        25          into oppression.

        26     THE COURT:  That -- the following paragraph is germane,

        27          though, however, is it not?  It says:

        28

        29               However, as ordered above, the directors does

        30               not meet the onus upon them to show that

        31               their actions were necessarily in the best

        32               interests of the company.

        33

        34          I mean, I assume that that is at least a

        35          proposition that that belief must be reasonably

        36          held.

        37     MR. GELOWITZ:  The belief must be necessary -- must be

        38          reasonably held, but here the concept of

        39          "necessarily in the best interests of the company"

        40          isn't really a statement of the test in any event.

        41          I mean, a fiduciary duty as protected by the

        42          Business Judgment Rule is within a range of

        43          alternatives that are reasonable as opposed to

        44          this appears to be a stricter test that was being

        45          contemplated in the context of an oppression

        46          claim.

        47     THE COURT:  All right.  Well, it's 3 o'clock.  We'll

               Submissions by Mr. Gelowitz

         1          take the afternoon break at this point.

         2     MR. GELOWITZ:  Thank you.

         3     THE CLERK:  Order in chambers.  Chambers is adjourned

         4          for the afternoon recess.

         5

         6          (PROCEEDINGS RECESSED AT 3:01 P.M.)

         7          (PROCEEDINGS RECONVENED AT 3:19 P.M.)

         8

         9     MR. GELOWITZ:  Thank you, My Lord.

        10               I'm just going to turn now to my friend

        11          Mr. Andrews' submissions about the purpose, for

        12          lack of a better word, the purpose of -- the

        13          purpose of the board, the purpose of individual

        14          members of the board, the purposes of Mr. Burns

        15          and so on.  My friend Mr. Andrews submitted to you

        16          that if it's the board's decision that's legally

        17          determinative, it must be their purpose that's

        18          legally determinative.  And although that sounds

        19          sort of -- one thing almost sounds like it flows

        20          from another, there's no authority for that

        21          proposition, and what it addresses really is a

        22          pure question of fact.  In other words, the

        23          purpose of any particular individual or group is a

        24          question of fact.  And in assessing that question

        25          of fact, to the extent that there is any authority

        26          on the question, it's to the opposite -- and,

        27          again, it's the case relied on most heavily by

        28          Lions Gate, the Teck case.  And I showed you that

        29          paragraph from Justice Berger's decision where he

        30          found as a fact in that case that the purpose of

        31          Millar was the purpose of the board.  He was the

        32          board because of the particular facts of that

        33          case.

        34               And I submitted to you that in this case,

        35          given all the evidence that you have seen, it was

        36          Mr. Burns, the director, the vice chair of the

        37          board, who was the driving force, particularly in

        38          respect of this -- in respect of this transaction.

        39              So it's important just to be clear, again,

        40          that Mr. Burns is not just a guy with a management

        41          office in Lions Gate; he was the vice -- he is the

        42          vice chair of the board, he's the officer in

        43          charge of bringing such transactions to the board,

        44          describing them to the board, explaining them to

        45          the board, rationalizing them for the board, and

        46          he is a voting director.  He was one of the

        47          directors who, in addition to hatching the

               Submissions by Mr. Gelowitz

         1          transaction, bringing it to fruition, instructing

         2          the lawyers, instructing the financial advisors,

         3          explaining it to the board, he was one of the

         4          voting directors who voted on the transaction.

         5               Now, my friend Mr. Andrews indicated to you

         6          that I didn't cross-examine Mr. Tobin, and he says

         7          that I didn't challenge the other directors on

         8          their purpose.  Well, My Lord, in my submission,

         9          there was no need to cross-examine either

        10          Mr. Tobin or the other directors on that

        11          particular point for a couple of reasons.

        12               First, just with respect to Mr. Tobin,

        13          Mr. Tobin wasn't even at the board meeting.  He

        14          attended by proxy.  I'm not exactly sure what that

        15          means, but what it means is he wasn't there.  So

        16          for him to talk about what he thinks the other

        17          board members had going on there, I'm not sure how

        18          he does that.

        19               But more importantly, it's pointless to

        20          cross-examine someone about what they claim to be

        21          their subjective primary and secondary purpose

        22          unless they have left a paper trail manifestly

        23          inconsistent with that testimony, the way

        24          Mr. Burns did.

        25               Secondly, their own testimony, the board

        26          members' testimony about their purpose and

        27          purposes is sufficient to make out oppression in

        28          this case.  In this context, in the facts of this

        29          case, the distinction between a primary and

        30          secondary purpose is pure semantics.  It's a

        31          meaningless distinction; it's labelling without

        32          any underlying content.  The facts are, as they

        33          testified, they recognized the diluted effect on

        34          the Icahn group, they understood the impact of it,

        35          the prejudicial impact of it on the Icahn group,

        36          the desire to bring it about.  And so in my

        37          submission they cannot sublimate the oppression

        38          inherent in that by unilaterally attaching a

        39          secondary label to it.  That doesn't -- attaching

        40          the label of "secondary" to it doesn't cleanse it.

        41               The court, in assessing an oppression case,

        42          has to look behind self-serving statements of that

        43          kind, labels of primary and secondary, and look at

        44          what really happened.  What was the genesis of the

        45          transaction; how did it come about.  And in my

        46          submission, there's an inherent conflict in my

        47          friends' submissions about purpose, because on the

               Submissions by Mr. Gelowitz

         1          one hand my friend submits that, as the board

         2          members testified, diluting Icahn, they say, was

         3          in the best interests of the company.  My friends

         4          submitted to you as a legal matter that diluting

         5          Icahn was a legal purpose.

         6               But at the same time, when you look at the

         7          evidence of the directors and the submission of

         8          Lions Gate, they are saying please don't find that

         9          that was our primary purpose.  We say it was in

        10          the best interests of the company, we say it was a

        11          perfectly legal purpose, but don't find that it

        12          was our primary purpose.  In other words, they

        13          don't have the courage of their convictions on

        14          that point.  If diluting Icahn was in the best

        15          interests of Lions Gate and was a legitimate

        16          proper purpose, it should have been appropriate

        17          for them to dilute Icahn even if that was the only

        18          purpose, irrespective of deleveraging or any other

        19          window dressing.  But they testify, we would never

        20          do that, we wouldn't do a transaction if its only

        21          purpose was by leveraging -- deleveraging.

        22          Mr. Koffman gave that evidence at paragraph 52 of

        23          his affidavit; Mr. Ludwig gave that evidence at

        24          paragraph 70 of his affidavit.  In the testimony

        25          that, we wouldn't have done it if it was just

        26          about dilution, in and of itself, in my

        27          submission, is an acknowledgment that that

        28          dilution purpose was an improper purpose.

        29               Now, my friend Mr. Schachter took you to the

        30          BCE case and he spoke to you about the facts in

        31          BCE, and suggested that, in effect, the bond

        32          holders were analogous to the Icahn group in this

        33          case.  Now, of course there are huge differences

        34          between the situations in the two cases, but

        35          perhaps the most important of them is that in

        36          BCE -- in BCE the bond holders were incidental

        37          casualties of a transaction that had a genesis

        38          that had nothing to do with the bond holders.  The

        39          transaction in BCE didn't come about because

        40          someone at BCE was trying to find ways to reduce

        41          the value of the bonds.  The BCE board didn't sit

        42          back and say, we're happy to have the reduction in

        43          the value of the bonds.  The board in BCE

        44          considered the bond holders' interests and

        45          concluded that they couldn't prevent a prejudice

        46          to the bond holders and they didn't have to

        47          because of the contractual terms between the

               Submissions by Mr. Gelowitz

         1          company and the bond holders.

         2               In this case the Lions Gate board only

         3          considered the prejudice to Icahn for the purpose

         4          of celebrating it.  They didn't consider whether

         5          deleveraging could be accomplished without the

         6          prejudice to Icahn.  They simply concluded that

         7          this is great; let's go for it.  And again, the

         8          genesis of this transaction was the desire to

         9          dilute Icahn in order to win the proxy battle in

        10          conjunction with Rachesky.

        11               My friend Mr. Andrews, he approached -- you

        12          will recall, My Lord, that I talked to you about

        13          various ways in which Mr. Burns misled the board.

        14          And, in my submission, when a board is misled, in

        15          and of itself, that's a basis for calling into

        16          question what their purposes were, what their

        17          motivations were, if they were coming at it from a

        18          wrongheaded perspective that had been laid out to

        19          them by Burns.

        20               On the question of the three-day VWAP versus

        21          the five day VWAP, my friend read to you from --

        22          my friend read to you from the cross-examination

        23          of Mr. Rachesky and he suggested that I hadn't

        24          read -- hadn't read the right portion of Rachesky

        25          to you.  You will recall the issue there was

        26          whether Rachesky had ever communicated with anyone

        27          at Lions Gate about this idea that it should be

        28          three-day instead of five-day.  And Mr. Andrews

        29          read a long passage to you from Rachesky's

        30          cross-examination.  But if I could ask you to turn

        31          to that cross-examination; it's at tab 4.  And

        32          Mr. Andrews I think started -- he started the

        33          passage that he read to you around page 20,

        34          according to my notes.  But if you go back to page

        35          16 -- if you go back to page 16, it couldn't be

        36          any more clear than this.  And my friend didn't

        37          read this to you.  In the middle of the page:

        38

        39               So you had no discussions with anyone to the

        40               effect that it was three days?

        41

        42          Answer:

        43

        44                   Not that I recall.

        45

        46          And when you compare that --

        47     MR. ANDREWS:  [Indiscernible]  examination, My Lord.

               Submissions by Mr. Gelowitz

         1          The passage that my friend read to you is on page

         2          18.

         3     THE COURT:  I have the passages and I marked them, what

         4          both counsel have read to me.

         5     MR. ANDREWS:  And my only --

         6     THE COURT:  I assure counsel that I'm going to read all

         7          of the passages that you referred to and the ones

         8          in between.

         9     MR. ANDREWS:  My only point, My Lord, is that I took

        10          what my friend now says as a given because it's

        11          also in the passage that he read to you on page

        12          18.  I merely read on from that point to page 25

        13          in concluding the cross-examination on that point.

        14     MR. GELOWITZ:  So the point about this, My Lord, is

        15          that, you know, Mr. Burns in his cross-examination

        16          essentially told me the same story that he told

        17          the board.  And you will see for yourself when you

        18          read it, they don't match up with what Rachesky

        19          said.  And the importance of that is that

        20          Mr. Burns was suggesting to the board that they

        21          were effectively rectifying an agreement that had

        22          been previously understood between Rachesky and

        23          Burns when that was simply not the case.  And bear

        24          in mind that the agreement that we're talking

        25          about here is the note exchange agreement between

        26          Kornitzer and Lions Gate to which Rachesky's not

        27          even a party.

        28               And then the second -- the second issue about

        29          what Mr. Burns told the board was having to do

        30          with the reason for Rachesky's failure to buy the

        31          Steinberg block.  And my friend Mr. Andrews

        32          suggested that I should have cross-examined

        33          Mr. Burns about that.  But the practical matter,

        34          here, My Lord, is that I didn't know -- I didn't

        35          know that Mr. Burns had misled the board about

        36          this until Rachesky told us about this issue in

        37          his cross-examination, which took place after the

        38          cross-examination of Mr. Burns.  And Rachesky

        39          gave, as I pointed you to, clear evidence that

        40          Burns was frustrated that it was happening again.

        41          And that's corroborated entirely in Mr. Burns'

        42          PIN, the one where he said, told not even to PIN

        43          you, and he talks about deja vu all over again.

        44               And what's important about that instance of

        45          misleading the board is that it trended toward a

        46          false sense of urgency.  It trended toward we have

        47          to get this done right now, right here.

               Submissions by Mr. Gelowitz

         1          Rachesky's got his lawyers working with Kornitzer.

         2          If we don't do it right now, you know, that

         3          Rachesky, he's flighty, he could go at any point,

         4          like last time.  But that's not why he went last

         5          time.

         6               Now, in my friend Mr. Anderson's submissions

         7          there was an awful lot about the incumbent Lions

         8          Gate board's business plan.  And as I was

         9          listening to the submissions, it sounded like this

        10          petition was a contest to see who could persuade

        11          you that they had a better business plan for Lions

        12          Gate.  And of course that's not what this

        13          proceeding is about.  That's what a board election

        14          is about at the annual general meeting of

        15          shareholders.  Because it's not the board and it's

        16          not the court who should decide who sits on the

        17          board of a public company.  It's the shareholders.

        18          And if Mr. Icahn's vision or plan is so bad, the

        19          shareholders will not vote for it.  The Lions Gate

        20          board will prevail through the virtues of their

        21          plan.

        22               But what the facts show is that the Lions

        23          Gate board was afraid of a fair vote and so,

        24          through this transaction, they effectively stuffed

        25          the ballot box.  That's the effect of the

        26          transaction in the context of a shareholder vote,

        27          in the context of a proxy battle that they were

        28          told was coming.  And that again demonstrates, My

        29          Lord, why the Icahn group is here as a

        30          shareholder, not as a bidder.  We're not here

        31          complaining -- we're not asking you to give the

        32          Icahn group new shares or put the Icahn group in a

        33          better position to get more shares.  We're not

        34          asking you to give us a leg up in a takeover bid.

        35          We're not asking you to do anything about a

        36          takeover bid.

        37               Prior to these dilutive transactions the

        38          Icahn group had 38 percent of the shares; after

        39          the dilutive transactions the Icahn group has 33

        40          percent of the shares.  So we're here as the

        41          shareholder who used to be 38, is now 33, asking

        42          to be placed back to where we were prior to --

        43          prior to these oppressive -- these oppressive

        44          transactions.

        45               My Lord, my friend Mr. Schachter took you to

        46          paragraph 93 of my argument.  And if I could just

        47          ask you to turn that up.  Now, Mr. Schachter

               Submissions by Mr. Gelowitz

         1          was -- Mr. Schachter was agitated about the

         2          proposition stated in paragraph 93, that it's a

         3          fundamental principle of Canadian corporate law

         4          that it's the shareholders of a corporation who

         5          elect its board of directors.  And he suggested

         6          that we were relying upon that privy counsel case

         7          as a basis for a reasonable expectation.

         8               First of all, I don't know who my friend

         9          thinks elects the board.  It can't be anybody but

        10          the shareholders.  I don't think I needed a case

        11          to establish that proposition.  We simply -- we

        12          cited that case for the self-evident proposition

        13          that it is the shareholders who elect the board.

        14          That's incontrovertible and it's admitted of

        15          course by Mr. Ludwig.

        16               And you will see in footnote 126 I give you

        17          the reference to Mr. Ludwig's cross-examination

        18          where he says that he agreed that the directors of

        19          a corporation are elected by the corporation

        20          shareholders, the directors serve that pleasure of

        21          the shareholders, the shareholders can always

        22          collectively decide to replace the directors.  And

        23          any particular shareholder who disagrees with how

        24          the current company -- the board is managed is

        25          entitled to cast their votes against those

        26          directors at the next AGM and put forward an

        27          alternative slate of directors and solicit the

        28          support of other shareholders for that purpose.

        29          And that's precisely what Mr. Icahn has announced

        30          that he's prepared to do.

        31               Now, my friend Mr. Andrews spent some time

        32          showing you public disclosures of Lions Gate

        33          relating to the leverage on the Lions Gate balance

        34          sheet and the risks associated with that leverage,

        35          if you recall that.  What he didn't point you to

        36          in any of those public disclosures, of course, was

        37          any sort of a plan to do anything about it.

        38               And as I showed you during my submissions,

        39          the first time that plan was disclosed to the

        40          public was in a directors' circular dated

        41          September 8th of 2010, just a month and a few days

        42          ago, more than a month after this petition was

        43          commenced.

        44               But there is actually another passage in that

        45          public disclosure that I think bears upon the

        46          point, and my friend didn't show it to you.  It's

        47          in Mr. Burns' affidavit at Exhibit 10.

               Submissions by Mr. Gelowitz

         1               Just in the interest of time, My Lord, I

         2          might just give you the page reference.  And it's

         3          just one sentence; I'll just read it to you.

         4     THE COURT:  All right.

         5     MR. GELOWITZ:  So it's Exhibit 10 to Mr. Burns'

         6          affidavit, page 23.  And at page 23 Lions Gate

         7          says:

         8

         9               Historically we have been highly leveraged

        10               and may be highly leveraged in the future.

        11

        12          And then at the bottom of that page there is

        13          further detail given about revolving credit

        14          facilities and so on, and the fact that they could

        15          borrow some or all of the permitted amount in the

        16          future.  And on the previous page at the bottom of

        17          page 22, there's another reference to the fact

        18          that:

        19

        20               We and our subsidiaries may be able to incur

        21               substantial additional indebtedness in the

        22               future.

        23

        24          So, if anything, the plan that's being disclosed

        25          to the public is a plan to create further

        26          leverage, not to deleverage.  The first time they

        27          disclose a plan to deleverage is about a month

        28          ago.

        29               Now, my friend Mr. Andrews made the

        30          submission that the transactions that are

        31          complained of here do not bar the Icahn group from

        32          achieving its goal.  And Your Lordship made the

        33          comment that it does make it more difficult.

        34               And I just want to give you the references in

        35          Mr. Schaitkin's evidence on that proposition.  In

        36          his first affidavit at paragraphs 54 and 57 -- and

        37          again, Mr. Schaitkin was not cross-examined on his

        38          affidavit at all.  And in connection with this

        39          issue of the extent to which the transactions made

        40          it more difficult for the Icahn group to succeed

        41          in its aspiration to launch a proxy battle, the

        42          evidence of the directors themselves is

        43          illuminating, because the reason they thought that

        44          the dilution of the Icahn group was in the best

        45          interests of Lions Gate was precisely because of

        46          the material degree to which that dilution reduces

        47          the Icahn group's ability to interfere with their

               Submissions by Mr. Gelowitz

         1          plans.  That's the way they put it in their

         2          affidavit.  So the very pretext or their

         3          understood purpose in desiring to bring about the

         4          dilution was that very fact, that it would

         5          significantly interfere with the Icahn group's

         6          ability to cause trouble for them.

         7               And again, don't forget -- don't forget

         8          Mr. Rachesky's -- Mr. Rachesky's suggestion to

         9          Mr. Burns, "get me all and he may leave."  That

        10          was the essence of the plan.

        11               Now, with respect to the Icahn group's

        12          reasonable expectations, my friend Mr. Andrews

        13          said that the statements of reasonable expectation

        14          were bold statements with no explanation as to how

        15          they arose.  Just again, for your notes, if you

        16          have my -- the main points of reply argument, I

        17          refer to -- I give you the specific references as

        18          to where to find the evidence -- the evidence on

        19          the reasonable expectations of the Icahn group,

        20          and that's at the bottom of page 4 of that -- of

        21          that brief.  And in a nutshell, what that evidence

        22          was is that the Icahn group reasonably assumed and

        23          expected that the Lions Gate board would not act

        24          with what is, in my submission, the shocking

        25          oppressiveness that occurred here.  The Icahn

        26          group, Mr. Icahn in particular, obviously feared

        27          that they would.  He was deeply concerned that

        28          they would and he warned them that they shouldn't

        29          do it.

        30               My friend Mr. Andrews showed you the letter

        31          to the board from Mr. Icahn.  That's Burns'

        32          Exhibit -- Burns' Exhibit 31.  And in that

        33          letter -- in that letter Mr. Icahn said:

        34

        35               Market speculation that Lions Gate may

        36               purchase film libraries of either MGM or

        37               Miramax by issuing new debt or equity without

        38               having a vote of shareholders gives me

        39               further cause to question the judgment of

        40               management.  We again caution the board that

        41               we will not sit idly by if Lions Gate enters

        42               -- attempts to enter into an appropriate

        43               defensive or diluted transaction.  We'll

        44               challenge any proposed transaction that we

        45               perceive to be abusive of shareholder rights

        46               or otherwise disadvantageous to Lions Gate.

        47

               Submissions by Mr. Gelowitz

         1              And my friend Mr. Andrews used that letter as

         2          the basis for a submission that the Icahn group

         3          had a reasonable expectation that the Lions Gate

         4          board would do precisely the impermissible thing

         5          that's warned against in that letter.

         6               And what the evidence shows, My Lord, is that

         7          Lions Gate, particularly Mr. Burns and Lions

         8          Gate's counsel, knew full well -- knew full well

         9          that the Icahn group was concerned about -- was

        10          concerned about the very thing that transpired.

        11               And if you have the condensed record at tab

        12          3, this is the e-mail string that ends with the

        13          "we will win the proxy fight and dilute."  But

        14          it's the previous page in the e-mail string, the

        15          e-mail from Mr. Shapiro of the Wachtell firm,

        16          "Carl is worried that you will get stock into

        17          friendly hands."  And at tab 1, couple of days

        18          before that, an e-mail from Mr. Burns, Carl's

        19          response, "I don't need them all, but I can't be

        20          put in a position where Rachesky screws me."

        21               Well, My Lord, my friends Mr. Andrews and

        22          Mr. Schachter and, to some degree, Mr. McEwan, put

        23          the same proposition a number of different ways.

        24          Mr. Andrews said that the Icahn position is that

        25          the Lions Gate board should sit on its hands and

        26          do nothing.  Mr. Schachter said the Icahn position

        27          is that Lions Gate should sit idly by.

        28               Well, My Lord, that's not -- that's not our

        29          position.  We're not suggesting that the Lions

        30          Gate board should do nothing.  We're merely

        31          suggesting that Lions Gate board should not plot

        32          and scheme to deliberately prejudice the Icahn

        33          group's interests.  Run your business, but don't

        34          make it your mission to prejudice my interests.

        35               My Lord, anything that a responsible board of

        36          directors does ought to be able to withstand the

        37          light of day.  It ought to robustly and proudly

        38          withstand the scrutiny of the courts, and not be

        39          rushed through to avoid the scrutiny of the

        40          courts.

        41               And recall the e-mail from Mr. Simmons, a

        42          member of the special committee --

        43     MR. ANDREWS:  In my submission this is not proper

        44          reply.  This is my friend repeating the

        45          submissions he made to you in the first place.

        46     MR. GELOWITZ:  I'm just wrapping up, My Lord.

        47               If you recall the e-mail from Mr. Simmons

               Submissions by Mr. Gelowitz

         1          that said "gives us cover" because he was plotting

         2          too.  A board acting bona fide and in good faith

         3          does not need cover for their plotting.

         4     THE COURT:  I have your submissions on that.

         5     MR. GELOWITZ:  Thank you.

         6               Subject to any questions you may have, My

         7          Lord, those are my submissions.  If I could just

         8          have your indulgence for one second.

         9     UNKNOWN SPEAKER:  I should just say, as well, that we

        10          do have a number of items that we need to deal

        11          with as well.  We have a couple of housekeeping

        12          issues that Mr. Andrews and I have talked about,

        13          if we can have a moment with you.

        14               The first of them, My Lord, is --

        15     MR. SCHACHTER:  My Lord, I just raise, not to seek

        16          sur-reply in any argumentative way, but just one

        17          point of clarification on the evidence.  You will

        18          recall that my friend Mr. Gelowitz talked about

        19          the immediate -- this is immediate [indiscernible]

        20          e-mail and the submissions my friends made on --

        21          it's true, I didn't make any.  But in the course

        22          of that, he said there was nothing in my argument,

        23          nothing in Mr. Kornitzer's affidavit.  And as to

        24          the latter, I just want to draw your attention to

        25          paragraph 11 of Mr. Kornitzer's affidavit where he

        26          says this:

        27

        28               Shortly after the completion of the Icahn

        29               tender offer that expired on June 30th, 2010,

        30               Kornitzer Capital again discussed with Lions

        31               Gate a modification of the notes which would

        32               permit Kornitzer Capital to immediately

        33               convert the notes to common stock.

        34

        35          So my friend just misspoke in that respect and I

        36          wanted to give that to Your Lordship.

        37     UNKNOWN SPEAKER:  With respect, that's not what --

        38          that's not what either Mr. Andrews or

        39          Mr. Schachter were drawing out or trying to

        40          suggest the meaning of the e-mail from Kornitzer.

        41     UNKNOWN SPEAKER:  I'm not making argument on that.

        42     THE COURT:  I understand the point and I understand the

        43          response and I will deal with those.  And I don't

        44          need to hear further submissions on it.  Thank

        45          you.

        46     UNKNOWN SPEAKER:  The issue -- the first issue by way

        47          of asking Your Lordship to -- you will recall I

               Submissions by Mr. Gelowitz

         1          mentioned to you that there's an existing

         2          injunction that restrains Lions Gate from setting

         3          a record date for the forthcoming annual general

         4          meeting.

         5     THE COURT:  Yes.

         6     UNKNOWN SPEAKER:  And that injunction was given by

         7          Mr. Justice Sewell.  And I have spoken with my

         8          friend Mr. Andrews and we have essentially

         9          agreed -- I think I'm stating it correctly -- that

        10          subject to Your Lordship's discretion, we're

        11          requesting -- or I'm requesting, Mr. Andrews is

        12          not opposing, that that injunction remain in

        13          effect until three business days after we receive

        14          Your Lordship's decision.  So the status quo in

        15          that respect would be maintained.

        16               And then there's an issue about timing, which

        17          I think it might be best for Mr. Andrews to

        18          address it.

        19     MR. ANDREWS:  All right.

        20     THE COURT:  Well, first of all, with respect to that

        21          matter, if that's not in issue between the

        22          parties, then there will be an order to that

        23          effect.

        24     MR. ANDREWS:  I would like to address it, My Lord, if I

        25          may.  Because the substance of what my friend says

        26          is correct, but I did indicate to my friend that I

        27          wanted to explain it a little bit.  The injunction

        28          that was granted was granted in circumstances

        29          where Mr. Justice Sewell was dealing essentially

        30          with scheduling, the situation where my friends

        31          wanted the matter on very quickly and we wanted

        32          more time.  We wanted this amount of time in order

        33          to deal with the matter.

        34               The record date injunction, My Lord, just to

        35          be clear, was sought by the petitioner for the

        36          purpose of preserving a situation where they can

        37          maintain their bid and close their bid, take up

        38          the shares, prior to the setting of the record

        39          date.  So that, in other words, they can have the

        40          advantage of having a bid which extends as long as

        41          it can and closes, and they can take up shares

        42          which would then be part of the record of the

        43          shares that we're entitled to vote at the meeting.

        44               I just wanted to make it clear -- and the

        45          reason I want to make it clear is it's one, if you

        46          like, indication of relief being sought and

        47          obtained from this court, and now being extended,

               Submissions by Mr. Gelowitz

         1          with respect to Mr. Icahn's position as a bidder

         2          and solely as a bidder.  It doesn't relate to the

         3          shares he currently holds; it relates only to the

         4          shares he wishes to --

         5     UNKNOWN SPEAKER:  This is not appropriate.  I mean, my

         6          friend told me that we were simply going to, you

         7          know, ask Your Lordship to extend the order and he

         8          was going to explain what the order meant, not

         9          make another bitter bidder argument that he didn't

        10          even make to you in his own submissions on the

        11          petition.

        12     MR. ANDREWS:  I wish to explain the situation.  I would

        13          explain what the nature of the injunction was.

        14          And I also want to explain, My Lord, that the --

        15          and this relates to the timing aspect of it.  And

        16          this relates to the timing of the AGM.  And so

        17          currently, as a matter of the provisions of the --

        18          of the Business Corporations Act, that meeting has

        19          to be held by December the 15th of this year.  In

        20          order to give the notice that is required to hold

        21          the meeting by December the 15th, as it currently

        22          stands, and given that there are a certain amount

        23          of logistics concerned, the record date has to be

        24          set.  And there's some -- actually there's no

        25          agreement between my friend and I as to when it

        26          is, but it's certainly -- I am told that it's

        27          about November the 10th.  My friend says it's

        28          about November the 1st.  And so there's some --

        29          some disagreement with respect to that.

        30               So what I'm prepared to do is agree that that

        31          injunction continue until Your Lordship has had an

        32          opportunity to give your judgment.  And my friend

        33          wants an additional three days for appeal

        34          purposes, and I have no difficulty with that.  If

        35          he wants an additional three days, that works too.

        36          But I need to be -- the company needs to be in a

        37          position to come back before you in the event that

        38          this runs into our statutory dates.  And the

        39          reason we would need to come back before you is

        40          that you can actually extend the date for the

        41          holding of the -- of the AGM.  I'm not asking you

        42          to do that, but I need to be able to come back

        43          before you in the event that we run up against

        44          that date.

        45               So what I would propose is that the

        46          injunction be extended -- it be extended until

        47          three days after your decision, as my friend has

               Submissions by Mr. Gelowitz

         1          requested, but that there be an end date on that

         2          of -- perhaps we could pick November the 5th --

         3          and that in the event that we run into that sort

         4          of date, we would have to appear back before you

         5          and deal with the -- and deal with the fact that

         6          we're running into statutory deadlines.  That

         7          would be my suggestion as to how we could do it.

         8               If my friend is right and it's actually an

         9          earlier date than that, then we would have to deal

        10          with that.  Perhaps we could send something to

        11          you.  But I think I'm okay with November the 5th.

        12     UNKNOWN SPEAKER:  And to be clear, what we had

        13          discussed, Mr. Andrews and I, which is what I'm

        14          asking for, is that the injunction simply be

        15          extended until three days after the indication of

        16          your decision.  And if between now and then my

        17          friend wants to come forward on the basis that we

        18          need to do something, then I think he should be at

        19          liberty to do that.

        20               The original injunction that was granted by

        21          Justice Sewell gave Lions Gate liberty to apply to

        22          have it lifted on 72-hours notice.  And if that's

        23          -- I think it would be appropriate for that

        24          similar sort of a term to be granted.

        25     UNKNOWN SPEAKER:  Well, then we do have a difference of

        26          opinion.  I thought what my friend and I were

        27          agreeing to is it would be three days after your

        28          judgment, but no later than that date, and that it

        29          would be incumbent upon us to come before you in

        30          the event that it was running past that date,

        31          because those are the statutory deadlines.  And

        32          I'm not in a position right now to -- to deal with

        33          that.

        34     UNKNOWN SPEAKER:  I would like an end date in the

        35          injunction.

        36     MR. SCHACHTER:  Well, I think what we're -- in

        37          practical terms I think we're saying the same

        38          thing.  I think we're saying the same thing, which

        39          is we -- my friend -- we don't have clarity on

        40          what the end date even is, so if we have an

        41          injunction that's until Your Lordship's decision

        42          plus three days, when my friend figures out what

        43          the date is, if we run into that date, he can come

        44          before you -- we'll come before you and we'll sort

        45          it out.  I don't see the substantive difference

        46          between our positions.

        47     THE COURT:  Well, it seems to me that the injunction

               Submissions by Mr. Gelowitz

         1          should be extended until three days after the date

         2          of my decision.  I will endeavour to get my

         3          decision to the parties as soon as possible.  And

         4          if that -- if the decision is outstanding, then

         5          that's going to create a problem to one of the

         6          parties.  They're at liberty to come back to the

         7          court to seek additional order, should that be

         8          required.

         9     UNKNOWN SPEAKER:  And My Lord, I take it, then, that

        10          would be you?

        11     THE COURT:  Yes.  Anything further?

        12     UNKNOWN SPEAKER:  The one other matter was simply when

        13          my friend advised the court that Mr. Tobin was not

        14          present at the directors meeting, I just wanted to

        15          make sure that the court was aware that he was

        16          present at the special committee meeting.

        17     THE COURT:  I was aware of that.

        18               Thank you very much, counsel, for your most

        19          able submissions.  I'll endeavour to get a

        20          decision to you as soon as I can.  I do have some

        21          time to write it in the near future and hope to

        22          get it done.

        23     THE CLERK:  Order in chambers.  Chambers is adjourned.

        24

        25          (PROCEEDINGS ADJOURNED AT 3:58 P.M.)

        26

        27                   I, Patricia A. Bentley, Official Reporter

        28               in the Province of British Columbia, Canada,

        29               BCSRA No. 537, do hereby certify:

        30

        31                   That the proceedings were transcribed by

        32               me from audio provided of recorded

        33               proceedings, and the same is a true and

        34               correct and complete transcript of said

        35               proceedings to the best of my skill and

        36               ability.

        37

        38                   IN WITNESS WHEREOF, I have hereunto

        39               subscribed my name this 21st day of October,

        40               2010.

        41

        42

        43

        44              ______________________

        45              Patricia A. Bentley

        46              Official Reporter

        47